EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
LIGAND PHARMACEUTICALS INCORPORATED,
EAGLE ACQUISITION, INC.,
CRYSTAL BIOSCIENCE, INC.,
AND
SHAREHOLDER REPRESENTATIVE SERVICES LLC
AS SHAREHOLDERS’ REPRESENTATIVE
Dated as of October 4, 2017

US-DOCS\94633298.1

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TABLE OF CONTENTS
(Continued)

3.16	Environmental Matters	48
3.17	Contracts	49
3.18	Regulatory Compliance	51
3.19	Insurance	52
3.2	Indebtedness with Affiliates	52
3.21	Certain Payments	52
3.22	Board Approval; Vote Required	53
3.23	Stock Records and Minute Books	53
3.24	Related Party Transactions	53
3.25	Customers, Licensees and Suppliers	53
3.26	Complete Copies of Materials	54
3.27	Disclosure	54
Article IV. REPRESENTATIONS AND WARRANTIES OF PARENT and Merger Sub		54
4.1	Organization; Standing and Power; Governing Documents; Merger Sub	54
4.2	Merger Sub	54
4.3	Authority; Non-Contravention; Necessary Consents	55
4.4	Compliance	56
4.5	Litigation	56
4.6	Sufficiency of Cash	56
Article V. CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME		56
5.1	Conduct of Business by the Company	56
Article VI. ADDITIONAL AGREEMENTS		59
6.1	No Solicitation	59
6.2	Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	60
6.3	Public Disclosure	61
6.4	Reasonable Best Efforts	61
6.5	Termination of Certain Benefit Plans	61
6.6	Tax Matters	62
6.7	FIRPTA Compliance	63
6.8	Third Party Consents	63
6.9	Merger Sub Compliance	64
6.1	Notification of Certain Matters	64
6.11	Section 280G of the Code	64
6.12	Closing Date Allocation Schedule.	65
6.13	D&O Indemnification Obligations	65
6.14	Shareholder Approval	65
6.15	Assignment of Spousal Rights to Intellectual Property.	66
Article VII. CONDITIONS TO THE MERGER		66
7.1	Conditions to the Obligations of Each Party to Effect the Merger	66

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TABLE OF CONTENTS
(Continued)

7.2	Additional Conditions to the Obligations of the Company	66
7.3	Additional Conditions to the Obligations of Parent and Merger Sub	67
Article VIII. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; ESCROW		70
8.1	Survival of Representations and Warranties	70
8.2	Escrow Deposits	71
8.3	Indemnification; Escrow Fund; Right of Setoff	71
8.4	Limitation on Remedies	73
8.5	Shareholders’ Representative; Advisory Committee	73
8.6	Third-Party Claims	76
8.7	Notice of Indemnity Claims Other than Third-Party Claims	78
8.8	No Circular Recovery	79
8.9	Determination of Indemnifiable Losses	79
8.1	Tax Consequences of Indemnification Payments	79
Article IX. TERMINATION, AMENDMENT AND WAIVER		80
9.1	Termination	80
9.2	Notice of Termination; Effect of Termination	81
9.3	Fees and Expenses	81
9.4	Amendment	81
9.5	Extension; Waiver	81
Article X. GENERAL PROVISIONS		81
10.1	Notices	81
10.2	Interpretation; Knowledge	83
10.3	Counterparts	83
10.4	Entire Agreement; Third-Party Beneficiaries	83
10.5	Severability	84
10.6	Other Remedies	84
10.7	Governing Law	84
10.8	Consent to Jurisdiction	84
10.9	Waiver of Jury Trial	85
10.1	Rules of Construction	85
10.11	Assignment	85
10.12	No Waiver	85
10.13	Waiver of Conflicts	85

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Exhibits
Exhibit A    SRS Engagement Letter
Exhibit B    Agreement of Merger
Exhibit C    Letter of Transmittal
Exhibit D    Optionholder Consent Agreement
Exhibit E    Escrow Agreement
Exhibit F    Form of Offer Letter
Exhibit G    Form of Non-Competition Agreement

INDEX OF DEFINED TERMS

Terms	Cross Reference in Agreement (if not otherwise defined in Article I)
Acquisition Transaction	Section 6.1(a)
Adjusted Milestone Payment Amount	Section 2.9(d)(iv)
Adjusted Net Closing Cash True-Up Amount	Section 2.12(e)(ii)
Adjusted Revenue Sharing Amount	Section 2.9(d)(iv)
Agreement	Preamble
Agreement of Merger	Section 2.1(b)
Antibody	Section 2.9(a)(i)
Appraiser	Section 2.12(d)(ii)
Balance Sheet Date	Section 3.4
Certificates	Section 2.8(b)
Claim Notice	Section 8.6(a)
Closing	Section 2.2
Closing Date	Section 2.2
Closing Notice	Section 2.12(a)(i)
Company	Preamble
Company 401(k) Plans	Section 6.5
Company Balance Sheet	Section 3.4
Company Chicken	Section 2.9(a)(vi)
Company Disclosure Letter	Article III
Company Indemnified Party	Section 6.13(a)

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Terms	Cross Reference in Agreement (if not otherwise defined in Article I)
Company Material Contract	Section 3.17(a)
Company Permits	Section 3.9(b)
Confidentiality Agreement	Section 6.2(a)
Contractually Earned	Section 2.9(b)(ii)(4)(ii)
Controlling Party	Section 8.6(d)
Deductible Amount	Section 8.3(c)
Derivative	Section 2.9(a)(ii)
DGCL	Recitals
Draft Closing Statement	Section 2.12(d)(iii)
Earnout Payment Dispute Notice	Section 2.9(e)(i)(1)
Effective Time	Section 2.1(b)
End Date	Section 9.1(b)
Environmental Laws	Section 3.16
Escrow Agreement	Section 7.3(h)
Financial Statements	Section 3.4
Fixed Light Chain Chicken	Section 2.9(a)(iii)
FTE Fees	Section 2.9(b)(ii)(4)(iv)
Fundamental Representations	Section 8.1(a)
Governing Documents	Section 3.1(b)
Governmental Entity	Section 3.3(c)
Hazardous Materials	Section 3.16
HuMab Chicken	Section 2.9(a)(iv)
include	Section 10.2(a)
includes	Section 10.2(a)
including	Section 10.2(a)
Indemnification Demand	Section 8.7(a)
Indemnification Dispute Notice	Section 8.7(b)
Initiation	Section 2.9(a)(v)
Leased Real Property	Section 3.13
Leases	Section 3.13
Merger	Recitals
Merger Sub	Preamble
Merger	Recitals
Necessary Consents	Section 3.3(c)
New Deal	Section 2.9(a)(vi)

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Terms	Cross Reference in Agreement (if not otherwise defined in Article I)
NIH	Section 3.9(a)
Non-Controlling Party	Section 8.6(d)
Option Payment	Section 2.7(d)
Optionholder	Section 2.7(d)
Optionholder Consent Agreement	Section 2.7(d)
Parent	Preamble
Partner	Section 2.9(a)(viii)
Permits	Section 3.9(b)
Proceeding	Section 6.13(a)
Product Campaign	Section 2.9(a)(ix)
Release	Section 3.16
Remaining Expense Fund	Section 8.5(c)
Revenue	Section 2.9(b)(ii)(4)(ii)
Revenue Sharing Amount	Section 2.9(b)(ii)(4)(iii)
Section 280G	Section 6.11(a)
Section 280G Approval	Section 6.11(b)
Section 280G Soliciting Materials	Section 6.11(c)
Shareholders’ Representative	Section 8.5(a)
Shareholders’ Representative’s Report	Section 2.12(c)
Specified IP Representation	Section 8.1(a)
Specified IP Representation Survival Period	Section 8.1(a)
Subsidiary	Section 3.1(a)
Survival Period	Section 8.1(a)
Surviving Corporation	Recitals
Syn VH-SD Chicken	Section 2.9(a)(x)
Tax Contest	Section 6.6(b)
Technology Access Fees	Section 2.9(b)(ii)(4)(x)
the business of	Section 10.2(a)
Third-Party Claim	Section 8.6(a)
Transaction Expenses	Section 9.3
Transfer Taxes	Section 6.6(d)
Treasury Regulations	Section 3.12(c)
USDA	Section 3.9(a)
Written Consents	Recitals

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 4, 2017, by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”), Eagle Acquisition, Inc., a California corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), Crystal Bioscience, Inc., a California corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as Shareholders’ Representative (as defined in Section 8.5(a)).
RECITALS
A.The respective Boards of Directors of Merger Sub and the Company have approved and declared advisable the Merger (defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the Corporations Code of the State of California (the “California Code”).
B.    The board of directors of Parent has approved and declared advisable the Merger (defined below) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”).
C.    Upon the terms and subject to the conditions of this Agreement, and in accordance with the California Code, Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company with the Company as the surviving corporation (the Company, in such capacity, the “Surviving Corporation”) (such merger, the “Merger”).
D.    Parent, as the sole shareholder of Merger Sub, has approved the principal terms of the Merger in accordance with the California Code, and the board of directors of the Company has recommended acceptance of the Merger and adoption of this Agreement by its shareholders.
E.    The shareholders of the Company holding at least 80% of the outstanding shares of Common Stock have executed written consents (“Written Consents”) evidencing approval of the principal terms of the Merger in accordance with the California Code.
F.    The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
G.    Concurrently with the execution of this Agreement, the individuals specified on Section 7.3(n) of the Company Disclosure Letter (as defined below) have executed offer letters and noncompetition agreements with the Parent and/or the Company.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
Article I.
DEFINITIONS

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For the purposes of this Agreement, the following terms have the following meanings:
“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.
2    “Aggregate Exercise Price” shall mean the aggregate exercise price of all Company Options that are being cancelled in exchange for the right to receive the Option Payment pursuant to Section 2.7(d).
3    “Business Day” shall mean any day that is not Saturday or Sunday or other day on which banks are required or authorized by law to close in New York, New York or San Diego, California.
4    “Change in Control Payments” mean any amounts that are payable to any current or former director, officer, Employee or consultant of the Company as a result of the execution and delivery of this Agreement or the consummation of the Merger (either alone or in combination with any other event, such as a termination of employment), whether pursuant to any Company Employee Plan or any other employment, severance or change-in-control Contract or otherwise, including any amounts arising out of the payment of the foregoing. For the avoidance of doubt, “Change in Control Payments” shall also include (a) the employer portion of any Taxes and social security contributions arising out of (i) the payment of any Change in Control Payments and (ii) the payments in respect of the cancellation of the Company Options pursuant to Section 2.8 or the vesting of Restricted Stock pursuant to Section 2.7(c), (b) all accrued but unused vacation or paid time off for the employees of the Company as of immediately prior to the Effective Time in excess of eighty (80) hours per employee, whether or not such accrued but unused vacation or paid time off is paid out to such employees or rolled over to Parent, and (c) any payment due as a result of the Merger pursuant to the Exclusive Agreement, dated January 20, 2009, between the Company and The Board of Trustees of the Leland Stanford Junior University.
5    “Closing Date Allocation Schedule” means a schedule, prepared by the Company and dated as of the Closing Date, setting forth, for each Company Equityholder: (i) such Company Equityholder’s name, mailing address and email address; (ii) the number of shares of Common Stock (including Restricted Stock) held by such Company Equityholder immediately prior to the Effective Time; (iii) the number of shares of Common Stock subject to Company Options held by such Company Equityholder immediately prior to the Effective Time; (iv) the amount in cash to be paid to such Company Equityholder from the Initial Merger Consideration at the Closing (together with, with respect to the Company Optionholders, the amount of Taxes payable by the Company or the Surviving Corporation with respect thereto); (v) the aggregate outstanding principal and interest due under any Service Provider Notes to which such Company Equityholder is a party as of the Closing Date, which amounts will be deducted from the amount otherwise payable to such Company Equityholder from the Initial Merger Consideration at the Closing pursuant to Section 2.8 hereof; (vi) the percentage of such Company Equityholder’s share of the amount in cash to be paid, if any, upon payment of any Milestone Payment Amount or Revenue Sharing Amount; (vii) such Company Equityholder’s share of the amounts in cash to be deposited in the Escrow Fund and the Shareholders’

Representative Expense Fund (expressed as both a dollar amount and as a percentage); (viii) with respect to the Company Shareholders, such Company Shareholder’s election to receive cash payments, by check or by wire transfer; and (ix) for Company Shareholders electing to receive payment by check, delivery instructions for such check, or for Company Shareholders electing to receive payment by wire transfer, wire transfer instructions for such wire transfer. The Closing Date Allocation Schedule shall also include the calculation of the Fully Diluted Share Number and any interim updates made in accordance with Section 6.12. When updated to reflect distributions under Section 2.9, Section 8.5(c) or the Escrow Agreement, the Closing Date Allocation Schedule will also reflect any Post-Closing Transaction Expenses, which expenses shall be paid in priority to any payments to Company Equityholders.
6    “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.
7    “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
8    “Company Business” shall mean the business conducted by the Company as of the date hereof.
9    “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, bonuses, pension, retirement, post-employment, profit-sharing, severance, termination pay, incentive or deferred compensation, performance awards, stock or stock-related awards, health, disability and fringe benefits, vacation, insurance (including self-insured arrangements), or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, any Employee Agreement, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is currently maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company, or with respect to which the Company or any ERISA Affiliate has or may have any Liability or obligation, including all Employee Agreements and consulting agreements with independent contractors.
10    “Company Equityholder” shall mean each Person who is a holder of Common Stock (including Restricted Stock) that is issued and outstanding immediately prior to the Effective Time and each Person who is a holder of a Company Option.
11    “Company Intellectual Property” shall mean all Intellectual Property, whether registered or not, which (i) has been assigned to the Company, (ii) was invented created, discovered or developed by an Employee of the Company in the conduct of the Company Business, or (iii) was exclusively licensed to the Company, and in each case (i), (ii) or (iii) is required or useful in the conduct of the Company Business, whether or not reduced to practice.
12    “Company Option Plan” shall mean the Crystal Bioscience, Inc. 2008 Stock Plan.

13    “Company Options” shall mean all outstanding options to purchase or otherwise acquire shares of Common Stock, whether vested or unvested, granted pursuant to the Company Option Plan, or pursuant to any individual stock option agreement.
14    “Company Patent Rights” shall mean all Patent Rights which both (a) have been assigned or exclusively licensed to the Company, and (b) are required or useful in the conduct of the Company Business.
15    “Company Products” mean HuMab Chicken(s), Antibody/ies discovered, generated, or identified using any Company Intellectual Property and/or HuMab Chicken, and/or Derivative(s) of such Antibody/ies.
16    “Company Shareholder” shall mean a holder of Common Stock as of immediately prior to Effective Time.
17    “Common Stock” shall mean the Company’s Common Stock, no par value per share.
18    “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense or other legally binding commitment.
19    “Dissenting Shares” shall mean any shares of Common Stock held by Company Equityholders who object to the Merger and comply with the provisions of the California Code concerning the rights of holders of capital stock of the Company to dissent from the Merger and require appraisal of their shares of Common Stock.
20    “Earn-Out Period” means (i) the period in which a Milestone Payment or Revenue Sharing Amount may become due under this Agreement, which period extends from the Closing Date until December 31, 2022 and (ii) any period after December 31, 2022 in which any reports or payments are due from any party under Section 2.9.
21    “Earn-Out Reporting Date” means the first date of each half-year period during the Earn-Out Period, with the first such date being January 1, 2018.
22    “EMA” means the European Medicines Agency, a body of the European Union, or any successor agency(ies) thereof performing similar functions.
23    “Employee” shall mean any current or former or retired employee of the Company or any ERISA Affiliate. For the avoidance of doubt, nothing in this Agreement shall be deemed to give any Person any claim to be treated as an employee of the Company.
24    “Employee Agreement” shall mean each written employment, severance, consulting, independent contracting, relocation, change in control, retention, or other agreement or contract between the Company or any ERISA Affiliate and any Employee, consultant or service provider under which the Company has any obligation.

25    “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
26    “ERISA Affiliate” shall mean and any individual or entity controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA, and the regulations issued thereunder.
27    “Escrow Agent” shall mean Wells Fargo Bank, National Association, or any successor as determined in accordance with the Escrow Agreement.
28    “Escrow Amount” shall mean $2,500,000.
29    “Escrow Fund” shall mean the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.
30    “Escrow Per Share Payment Amount” shall mean the quotient of (i) the Escrow Fund (subject to any deductions pursuant to Article VII) divided by (ii) the Fully Diluted Share Number.
31    “Escrow Termination Date” shall mean the date that is fifteen (15) months following the Closing Date, except as provided in Section 8.1(a).
32    “Existing Collaborations” means the agreements identified in Section 2.9(b)(i) of the Company Disclosure Letter.
33    “FDA” means the Food and Drug Administration of the United States Department of Health and Human Services, or any successor agency(ies) thereof performing similar functions.
34    “Final Estimated Net Closing Cash Amount” shall mean the Company’s estimate of Net Closing Cash as of the Effective Time calculated in accordance with the methodologies set forth on Schedule 1 and delivered to Parent in substantially the same format as such schedule no later than two (2) Business Days prior to the Closing, which shall be set forth on the Closing Notice. In the event the execution of this Agreement and the Closing are simultaneous or near-simultaneous, the Initial Estimate Net Closing Cash Amount shall be deemed to constitute the Final Estimated Net Closing Cash Amount.
35    “Fully Diluted Share Number” shall mean the sum of (i) the total number of shares of Common Stock (including shares of Restricted Stock) that are issued and outstanding immediately prior to the Effective Time, plus (ii) the total number of shares of Common Stock that are issuable upon exercise in full of all Company Options that are issued and outstanding and remain unexercised immediately prior to the Effective Time.
36    “IND” shall mean an investigational new drug application required by the FDA and submitted in order to conduct an initial Phase I Study for the experimental form of a product, and any equivalent application required by any governmental authority anywhere in the world in order to conduct an initial Phase I Study for such product.

37    “Indebtedness” shall mean (i) all indebtedness of the Company for borrowed money or indebtedness issued or incurred in substitution or exchange for borrowed money, (ii) amounts owing by the Company as deferred purchase price for property or services, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security for the payment of which the Company is responsible or liable, (iv) commitments or obligations by which the Company assures a creditor against Loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on any assets and properties of the Company, (vi) obligations to repay deposits or other amounts advanced by and owing by the Company to third parties, (vii) obligations of the Company under any interest rate, currency or other hedging agreement, (viii) obligations of the Company under capital leases in respect of which the Company is liable as obligor, guarantor, or otherwise, or (ix) guarantees under which the Company is liable with respect to any indebtedness, obligations, claim or Liability of any other Person of a type described in clauses (i) through (viii) above, and (x) any interest, prepayment penalties, premiums, fees and expenses due and payable in respect of any of the foregoing.
38    “Indemnified Parties” shall mean Parent and the Surviving Corporation and their respective officers and directors.
39    “Initial Estimated Net Closing Cash Amount” shall mean the Company’s estimate of Net Closing Cash as of the Effective Time calculated in accordance with and as set forth on Schedule 1.
40    “Initial Per Share Calculation” shall mean the quotient of (i) the sum of the Initial Merger Consideration, the Aggregate Exercise Price and the amount of outstanding principal and interest under all Service Provider Notes, divided by (ii) the Fully Diluted Share Number.
41    “Initial Merger Consideration” shall mean:
(i)    the Unadjusted Initial Merger Consideration, minus
(ii)    the Company’s Transaction Expenses (other than the Post-Closing Transaction Expenses) that are unpaid as of the Effective Time, minus
(iii)    any Change in Control Payments that are unpaid as of the Effective Time (including the amount of Taxes payable by the Company or the Surviving Corporation with respect thereto), minus
(iv)    the Escrow Amount, minus
(v)    the Shareholders’ Representative Expense Fund, plus
(vi)    the Final Estimated Net Closing Cash Amount.
42    “Intellectual Property” shall mean any or all United States and foreign intellectual property rights, arising under statutory, common or other law and whether or not perfected or registered, and all rights associated therewith, including: (i) all patents and patent applications (including United States provisional patent applications, United States non-provisional patent applications, PCT patent applications, and foreign patent applications), and all reissues, reexaminations, divisionals, renewals, extensions, continuations and continuations-in-part thereof, whether or not patentable, anywhere in the world; (ii) all data and documentation (including all laboratory notebooks,); (iii) all rights relating to Trade Secrets, including knowledge related to the development of Company Products and any cell lines utilized in the development of Company Products; (iv) all rights associated with works of authorship, including copyrights and moral rights in both published and unpublished works and registrations and applications for registration thereof, and all other rights corresponding thereto throughout the world; and (v) all registered and unregistered trademarks, service marks, trade names, corporate names, domain names and other names and slogans, logos, common law trademarks and service marks, trade dress, industrial designs, including all registrations and applications therefor throughout the world and the goodwill associated therewith.
43    “IRS” shall mean the United States Internal Revenue Service.
44    “Knowledge” shall mean, with respect to the Company, the actual knowledge of Robert Etches, William Harriman or Marie-Cecile van de Lavoir after reasonable inquiry of such individual’s direct reports. For the avoidance of doubt, “direct reports” do not include the Company’s external legal counsel.
45    “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
46    “Liability” shall mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, known or unknown, and whether accrued, absolute, contingent, matured, unmatured or other, including “off-balance sheet” liabilities, excluding obligations under existing agreements related to Intellectual Property.
47    “Liens” shall mean any or all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding licenses to Intellectual Property or violations of rights in Intellectual Property.
48    “Losses” shall mean any and all claims, losses, Liabilities, damages, judgments, settlements, awards, fines, penalties, Taxes, costs and expenses (including reasonable attorneys’ fees and expenses and costs of investigation), whether involving a third-party claim or a claim solely between the parties hereto.
49    “Material Adverse Effect” when used in connection with an entity, shall mean any change or effect that has occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is materially adverse to such entity taken as a whole with its Subsidiaries, or to such entity’s business, assets, Liabilities, capitalization, financial condition or results of operations, which the parties hereto agree shall include the termination of the contract with any customer or licensee listed on Section 1-A of the Company Disclosure Letter; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change or effect resulting from compliance with the terms and conditions of this Agreement; (ii) any change or effect resulting from changes in Legal Requirements or the interpretation thereof (which change or effect does not disproportionately affect such entity in any material respect); (iii) any change or effect resulting from changes affecting any of the industries in which such entity or its Subsidiaries operates generally or the United States or worldwide economy generally, financial markets or political conditions (which changes in each case do not disproportionately affect such entity in any material respect); (iv) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (which change or effect does not disproportionately affect such entity in any material respect); (v) failure to meet internal forecasts or financial projections (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); or (vi) any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure relating to this Agreement or the Transactions. For the avoidance of doubt, any termination of an Existing Collaboration shall not constitute a Material Adverse Effect.
50    “Merger Consideration” shall mean an amount equal to (i) the Initial Merger Consideration, plus (ii) the Milestone Payment Amount, if any, plus (iii) the Escrow Amount, plus (iv) the Shareholders’ Representative Expense Fund.
51    “Milestone Per Share Consideration” shall mean the quotient of (i) the applicable Adjusted Milestone Payment Amount payable, divided by (ii) the Fully Diluted Share Number.
52    “Multiemployer Plan” shall mean any Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.
53    “Net Closing Cash” shall mean the Company’s net closing cash position as of the Effective Time calculated in accordance with the categories and methodologies set forth on Schedule 1 attached hereto.
54    “Net Closing Cash True-Up Amount” shall mean an amount equal to the difference of the Net Closing Cash and the Final Estimated Net Closing Cash Amount; provided, however, that to the extent such calculation results in an amount (whether positive or negative) that is less than or equal to $100,000, the Net Closing Cash True-Up Amount shall be equal to zero (0); provided, further, that to the extent such calculation results in an amount (whether positive or negative) that is greater than $100,000, the Net Closing Cash True-Up Amount shall be equal to only such amount by which such calculated amount exceeds $100,000.
55    “Patent Rights ” shall mean all (i) issued patents; (ii) pending patent applications and any related patent applications filed in the future claiming priority thereto, including all provisional applications, non-provisional applications, international (PCT) applications, substitutions, continuations, continuations in part, divisions, renewals, and all patents granted thereon or issuing therefrom; (iii) all patents of addition, reissues, re-examinations and extensions or restorations by extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; (iv) registration patents, inventor’s certificates or confirmation patents; and (v) any form of government-issued right substantially similar to any of the foregoing, in each case in any country or patent examining or granting jurisdiction.
56    “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
57    “Permitted Liens” shall mean statutory Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings for which a reserve has been established, except as set forth on Section 1-B of the Company Disclosure Letter, on the Company Balance Sheet.
58    “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
59    “Phase I Study” means a human clinical study of a product candidate in the United States or a member state within the European Union, the primary purpose of which is the determination of first in human safety, which may also provide early evidence on effectiveness, as described in U.S. 21 C.F.R. 312.21(a).
60    “Post-Closing Transaction Expenses” means those post-Closing transaction expenses set forth on Schedule 2 attached hereto, which Post-Closing Transaction Expenses shall be paid by the Company Equityholders as a deduction from any amounts otherwise due the Company Equityholders under Section 2.9, Section 8.5(c) or the Escrow Agreement.
61    “Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.
62    “Property Taxes” means all property Taxes, personal property Taxes and similar ad valorem Taxes.
63    “Related Party” shall mean each of the following: (i) each of the Company Equityholders holding in excess of five percent (5%) of the Company’s capital stock, on a fully-diluted, as-converted basis; (ii) each individual who is, or who has at any time been, an officer or director of the Company; (iii) each member of the immediate family of each of the individuals referred to in clause (i) or (ii) above; and (iv) any trust or other Person (other than the Company) in which any one of the Persons referred to in clause (i), (ii) or (iii) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

64    “Requisite Shareholder Approval” shall mean the affirmative vote of at least eighty percent (80%) of the Company Shareholders in accordance with applicable Legal Requirements and the Governing Documents.
65    “Restricted Stock” shall mean shares of Common Stock held by certain employees that are unvested and subject to certain repurchase rights in favor of the Company.
66    “Revenue Sharing Payment Amount” shall mean the amounts payable to the Company Equityholders, if any, pursuant to Section 2.9(b)(ii).
67    “Revenue Sharing Per Share Consideration” shall mean the quotient of (i) the applicable Adjusted Revenue Sharing Payment Amount payable, divided by (ii) the Fully Diluted Share Number.
68    “Section 280G Waiver” shall mean, with respect to any person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), to the extent the value thereof exceeds one dollar less than three (3) times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the right to receive such payments is approved by the shareholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.
69    “Service Provider Notes” shall mean the indebtedness of any current or former director, officer, employee, consultant, shareholder or other affiliate to the Company evidenced by one or more promissory notes or loan agreements evidencing such indebtedness.
70    “Shareholders’ Representative Expense Fund” means an amount of cash equal to $250,000, held by the Shareholders’ Representative in accordance with this Agreement and the SRS Engagement Letter.
71    “Shareholders’ Representative Expense Fund Per Share Payment Amount” shall mean the quotient of (i) the Shareholders’ Representative Expense Fund (subject to any deductions pursuant to Article VII) divided by (ii) the Fully Diluted Share Number.
72    “SRS Engagement Letter” means that certain letter agreement, dated as of October 4, 2017, by and among the Shareholders’ Representative, the Company and the Advisory Committee, the form of which is attached hereto as Exhibit A.
73    “Straddle Period” shall mean any Tax period beginning before or on the Closing Date and ending after the Closing Date.
74    “Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes and other like governmental charges, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, alternative, add-on minimum, estimated, ad valorem, transfer, franchise, branch profits, premium, windfall profit, registration, license, withholding, payroll, recapture, escheat, employment, social security, unemployment, disability, severance, stamp, occupation, capital stock, municipal, environmental, excise, real and personal property taxes, custom duties or other taxes of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not, and any Liability for the payment of any amounts of the type described above in this paragraph as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person by law or otherwise or as a result of any obligations under any agreements or arrangements with any other Person and including any Liability for taxes of a predecessor entity.
75    “Tax Authority” shall mean any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
76    “Tax Return” shall mean any return, declaration, statement, report, claim for refund, Tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, any amendment and information returns and reports) relating to Taxes, filed or required to be filed with any Tax Authority.
77    “Trade Secrets” shall mean all rights relating to trade secrets and other confidential business information, including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, including know-how related to the development of Company Products and any cell lines utilized in the development of Company Products, manufacturing and production processes and techniques, secret formulas, compositions, formulations, research and development information, drawings, specifications, designs, plans, charts, diagrams, proposals, technical data, data bases, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; in the case of each of the foregoing, only with respect to those items that the Company desires to keep secret and when the value of those items is derived exclusively from such secrecy.
78    “Transactions” shall mean the Merger and the other transactions contemplated by this Agreement.
79    “Unadjusted Initial Merger Consideration” shall mean $25,000,000.
ARTICLE II.
THE MERGER
2.1    The Merger.
(a)    Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 2.1(b)), Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company shall continue as the Surviving Corporation in accordance with the California Code.

(b)    The Merger shall become effective upon the filing of the agreement of merger in substantially the form of Exhibit B, with such changes as are required by the California Division of Corporations (the “Agreement of Merger”) with the Secretary of State of the State of California in accordance with the provisions of the California Code, or at such other time as Merger Sub and the Company shall agree should be specified in the Agreement of Merger, which filing shall be made as soon as practicable on the Closing Date. When used in this Agreement, the term “Effective Time” shall mean the time at which the Agreement of Merger is accepted for filing by the Secretary of State of the State of California or such time as otherwise specified in the Agreement of Merger.
(c)    The Merger shall, from and after the Effective Time, have all the effects provided herein, in the Agreement of Merger and in the applicable provisions of the California Code.
2.2    Closing.  The closing of the Merger (the “Closing”) shall take place remotely via the electronic exchange of signatures at 9:00 a.m. San Diego time on the same date as this Agreement, or at such other time as the Parties may agree. The date on which the Closing occurs is referred to herein as the “Closing Date.”
2.3    Articles of Incorporation. At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the applicable law and such articles of incorporation; provided, however, that at the Effective Time, Article I of the Articles of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is ‘Crystal Bioscience, Inc.’”
2.4    Bylaws. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the applicable law and such bylaws.
2.5    Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation and in accordance with applicable law.
2.6    Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation and in accordance with applicable law.

2.7    Conversion of Securities; Treatment of Company Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any shares of capital stock of Merger Sub or any Company Options:
(a)    Cancellation of Treasury Stock. Each share of Common Stock that is held in the treasury of the Company and each share of Common Stock owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor.
(b)    Common Stock. Subject to Section 2.8 and Article VIII, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be canceled in accordance with Section 2.7(a) and other than Dissenting Shares) shall be converted at the Effective Time into the right to receive the sum of (i) an amount equal to the Initial Per Share Calculation, plus (ii) the Milestone Per Share Consideration, if any, attributable to such share, plus (iii) the portion of the Adjusted Net Closing Cash True-Up Amount, if any, attributable to such share, plus (iv) the Escrow Per Share Payment Amount, if any, attributable to such share, plus (v) the Shareholders’ Representative Expense Fund Per Share Payment Amount, if any, plus (vi) the Revenue Sharing Per Share Consideration, if any, attributable to such share, in each case without interest. All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a Company Certificate representing any such shares of Common Stock, as applicable, shall cease to have any rights with respect thereto, except the right to receive, subject to Section 2.8 and Article VIII, the applicable Merger Consideration with respect to such shares upon the surrender of such certificate in accordance with Section 2.8. Immediately prior to, but contingent upon, the Effective Time, any share of Common Stock that is unvested shall become fully vested and any rights of repurchase or forfeiture applicable to any such share shall lapse.
(c)    Restricted Stock. Each share of Restricted Stock, whether or not then exercisable or vested, shall, immediately prior to, but contingent upon, the Effective Time, automatically vest and all restrictions thereon shall lapse, shall be treated as a share of Common Stock and shall be converted into the right to receive the sum of (i) an amount equal to the Initial Per Share Calculation, plus (ii) the Milestone Per Share Consideration, if any, attributable to such share, plus (iii) the portion of the Adjusted Net Closing Cash True-Up Amount, if any, attributable to such share, plus (iv) the Escrow Per Share Payment Amount, if any, attributable to such share, plus (v) the Shareholders’ Representative Expense Fund Per Share Payment Amount, if any, plus (vi) the Revenue Sharing Per Share Consideration, if any, attributable to such share, in each case without interest. As a condition of receiving the foregoing consideration in respect of his or her Restricted Stock, prior to the Effective Time, each Shareholder holding Restricted Stock shall deliver to the Company a letter of transmittal in the form attached hereto as Exhibit C (a “Letter of Transmittal”) and a Certificate or Certificates representing such shares of Restricted Stock. Each Shareholder holding Restricted Stock that has not delivered an executed Letter of Transmittal and/or a Certificate or Certificates representing such Restricted Stock to the Company at or prior to the Effective Time, upon surrender of such Letter of Transmittal and/or such Certificate or Certificates to the Company after the Effective Time, shall be entitled to receive from the Surviving Corporation the consideration payable pursuant to this Section 2.7(c) in respect of his or her Restricted Stock.
(d)    Company Options. Each Company Option shall become fully vested and exercisable immediately prior to, but contingent upon, the Effective Time. Subject to Section 2.8 and Article VIII, each share of Common Stock underlying a Company Option (whether vested or unvested) that has not been exercised prior to the Effective Time shall be canceled in consideration of payment to the holder thereof (each, an “Optionholder”) of (i) an amount equal to the Initial Per Share Calculation minus the exercise price per share of Common Stock subject to such Company Option, plus (ii) the Milestone Per Share Consideration, if any, attributable to such share of Common Stock underlying such Company Option, plus (iii) the portion of the Adjusted Net Closing Cash True-Up Amount, if any, attributable to such share, plus (iv) the Escrow Per Share Payment Amount, if any, attributable to such share of Common Stock underlying such Company Option, plus (v) the Shareholders’ Representative Expense Fund Per Share Payment Amount, if any, attributable to such share of Common Stock underlying such Company Option, plus (vi) the Revenue Sharing Per Share Consideration, if any, attributable to such share of Common Stock underlying such Company Option, in each case without interest (the “Option Payment”). Each Option Payment shall be adjusted for applicable withholding Taxes; provided, however, that payment shall be made only to those Optionholders who have delivered to the Company prior to Closing an executed consent agreement and release (the “Optionholder Consent Agreement”) in the form attached hereto as Exhibit D. The Option Payment shall constitute the sole consideration payable in respect of all canceled Company Options and no additional consideration shall be paid in respect of any canceled Company Options. The Company shall take all necessary actions, including providing any required notice to Optionholders or obtaining any required consents from Optionholders, necessary to effect the transactions described in this Section 2.7(d) and to terminate the Company Option Plan effective at the Effective Time.
(e)    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, the Dissenting Shares shall not be converted into a right to receive the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 1300 of the California Code. Each holder of Dissenting Shares who is entitled to exercise the rights granted by Section 1300 of the California Code pursuant to the immediately preceding sentence and who becomes entitled to payment for such shares pursuant to Section 1303 of the California Code shall receive payment therefor from the Surviving Corporation in accordance with the California Code; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Sections 1301 and 1302 of the California Code, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Sections 1304 or 1309 of the California Code, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated in the same manner as a share of Common Stock that was not a Dissenting Share and converted, as of the Effective Time, into a right to receive from the Surviving Corporation the consideration deliverable in respect of a share of Common Stock, as determined in accordance with Section 2.7(b), without any interest thereon. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the California Code received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing except to the extent required by applicable Law.
(f)    Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
2.8    Surrender of Certificates; Certain Payment Matters.
(a)    Parent to Provide Cash. Prior to or at the Effective Time, Parent shall make available to the Surviving Corporation for exchange in accordance with this Article II, the Initial Merger Consideration, calculated using the Initial Merger Consideration Inputs provided in the Closing Notice, in exchange for Common Stock (including Restricted Stock) and Company Options; provided, that Parent will promptly pay to the Surviving Corporation any amounts by which the Merger Consideration increases due to Dissenting Shares being later deemed to be converted as of the Effective Time as provided in Section 2.7(e)(ii). No interest shall be paid or shall accrue on any consideration payable to holders of Common Stock pursuant to the provisions of this Article II. All amounts payable to the holders of Company Options shall be subject to all applicable withholding taxes and shall be paid by the Surviving Corporation through its payroll.
(b)    Exchange Procedures; Escrow Fund Payments; Shareholders’ Representative Expense Fund Payments.
(i)    Promptly following the Effective Time, the Surviving Corporation shall mail to each holder of record (as of the Effective Time) of a certificate or certificates or an instrument or instruments (the “Certificates”), which immediately prior to the Effective Time will represent outstanding shares of Common Stock whose shares will be converted into the right to receive the Merger Consideration pursuant to Section 2.7: (i) a Letter of Transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of Certificates for cancellation to Parent, together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of record of such Certificates (unless such Certificates represent Dissenting Shares) shall be entitled to receive in exchange therefor the amount, without interest, constituting the amounts such holder is entitled to receive pursuant to Section 2.7, and the Certificates so surrendered shall forthwith be canceled, less the amount necessary to repay in full the outstanding principal and accrued interest under any Service Provider Note to which such Company Equityholder is a party. Until so surrendered, outstanding Certificates (other than those representing Dissenting Shares, unless the holder thereof loses its right to appraisal) will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration into which such securities shall have been so converted. Each Optionholder shall have delivered to the Company an executed Optionholder Consent Agreement as of the Closing, as required by Section 2.7(d) and each holder of Restricted Stock shall have delivered to the Company an executed Letter of Transmittal as required by Section 2.7(c).
(ii)    At the Effective Time, and by virtue of the operation of Section 8.2(a), each Company Equityholder shall be deemed to have contributed an amount to the Escrow Fund equal to the product of (x) the total number of shares of Common Stock held by such Company Equityholder immediately prior to the Effective Time plus the total number of shares of Common Stock underlying any Company Options held by such Company Equityholder immediately prior to the Effective Time, multiplied by (y) the Escrow Per Share Payment Amount.
(iii)    At the Effective Time, and by virtue of the operation of Section 8.2(b), each Company Equityholder shall be deemed to have contributed an amount to the Shareholders’ Representative Expense Fund equal to the product of (x) the total number of shares of Common Stock held by such Company Equityholder immediately prior to the Effective Time plus the total number of shares of Common Stock underlying any Company Options held by such Company Equityholder immediately prior to the Effective Time, multiplied by (y) the Shareholders’ Representative Expense Fund Per Share Payment Amount.
(c)    Required Withholding. Each of Parent, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable or other payment pursuant to this Agreement to any Company Equityholder or any other Person such amounts as are required to be deducted or withheld therefrom under the Code or otherwise under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
(d)    No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of any shares of Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
2.9    Milestone Payment Amount.
(a)    Definitions Related to Milestones.
(i)    “Antibody” means any antibody, including conventional and novel formats thereof (including multi-specific formats), or fragment thereof, all of the foregoing whether naturally occurring, artificially produced, raised in an artificial system or created through modification of an antibody produced in any of the foregoing ways or otherwise.

(ii)    “Derivative” means, with respect to any given Antibody (including any Antibody fragment), all derivatives, fragments, and modified forms or versions of such Antibody, including each of the following: (a) any heavy chain, light chain, subunit, or fragment of such Antibody or fragment thereof (which heavy chain, light chain, subunit, or fragment may include amino acid or nucleic acid substitutions relative to the original heavy chain, light chain, subunit, or fragment); (b) any Antibody or fragment thereof containing any of the foregoing; and (c) any chemically modified version of any of the foregoing. Without limiting the generality of the foregoing: (x) all humanized versions of a given Antibody or Antibody fragment are Derivatives of that Antibody or Antibody fragment; (y) linking such Antibody or Antibody fragment to a toxin or other active pharmaceutical ingredient produces a Derivative of such Antibody or Antibody fragment (even if one (1) or more nucleic acid or amino acid substitutions are introduced in connection with such linkage or otherwise); and (z) all antibodies or antibody fragments containing one or more of the CDRs of such Antibody or Antibody fragment are Derivatives of such Antibody or Antibody fragment, including multi-specific antibodies that also include specificities originating with a different Antibody or Antibody fragment. For purposes of this definition, “CDR” means a complementarity determining region of an antibody.
(iii)    “Fixed Light Chain Chicken” means a genetically engineered chicken or progeny of a genetically engineered chicken in which the antibody genes are such that the same light chain V region amino acid sequence is used in the majority of antibodies that such chicken produces.
(iv)    “HuMab Chicken” means any genetically engineered chicken, or progeny of a genetically engineered chicken, that produces chimeric Antibodies, having one or more human variable regions (i.e. the sequence of which is of human origin). For clarity, HuMab Chickens include Fixed Light Chain Chickens, and Syn VH-SD Chickens and their alternative versions.
(v)    “Initiation” (and related terms such as “Initiated”) of a given Product Campaign means the first immunization of one or more Company Chicken(s) with antigen under such Product Campaign. In addition, if Antibody/ies to a given antigen are generated in a Company Chicken, prior to contracting with a Partner, but a Partner is later granted rights to such Antibody/ies and/or Derivatives thereof, then the discovery work to generate such antibody/ies qualifies as a Product Campaign and “Initiation” with respect thereto occurs upon the grant to the Partner of rights to the applicable Antibody/ies and/or Derivatives to the Partner. In the case of a Product Campaign in which immunization has occurred prior to contracting with the Partner (such as in the case that Surviving Corporation generates titers in Company Chickens to a given antigen, freezes resulting materials, and later contracts with Partners to apply the GEM assay to such materials to discover Antibodies), then Initiation occurs as of the date of agreement with the Partner for the Product Campaign, or as of the date that such Product Campaign is added to the Partner’s agreement for the Product Campaign, and in any event no later than the date upon which GEM assays commence as part of such Product Campaign.

(vi)    “New Deal” means any agreement signed after the Closing Date, that (1) is not with any of Existing Collaborators 1-4 or a Parent Existing Collaborator, and (2) (a) involves a financial commitment or obligation for discovery work related to Antibodies generated in a chicken, whether HuMab Chicken or wild type chicken (“Company Chicken”) (which work may include a Product Campaign) or involves the acquisition of, or rights of any kind in or to use, Antibody/ies that were generated in a Company Chicken, or Derivative(s) thereof, or Intellectual Property rights in any of the foregoing, or permits the use of any Company Chicken by a Partner, or (b) grants rights related to a Product Campaign using a Company Chicken, and does not grant rights related to any other type of Antibody discovery. A New Deal may be created through various agreements granting rights of any kind, including, as non-limiting examples, license to the Company Intellectual Property, assignments of Company Intellectual Property, a covenant not to sue related to the Company Intellectual Property or an option to acquire or use Company Intellectual Property. For clarity, New Deal excludes the situation in which rights are granted only for use of the GEM assay with respect to Antibodies generated in mammals. Notwithstanding the foregoing definition, any agreement that (x) upon signing contains only discretionary rights, but no financial commitment or obligation, to have any Product Campaign conducted using a Company Chicken, (y) does not include any right to acquire or obtain rights to already-generated Antibodies from a Company Chicken, nor Derivatives thereof, nor to acquire rights to use a Company Chicken, and (z) does include an financial commitment or obligation for Antibody discovery or Antibodies not generated in a Company Chicken, shall not be classified as a New Deal, until and unless such discretionary right for a Product Campaign using a Company Chicken becomes an obligation (for example, upon exercise of an option for such a Product Campaign), or upon Initiation of such Product Campaign in connection with such agreement, whichever is earlier.
(vii)    “New Deal Date” means, as to a given New Deal, the date that the later-signing party to such New Deal agreement signed it, or if earlier the date upon which the New Deal agreement became effective. The New Deal Date remains the same as to any given New Deal, even if its status as a New Deal is not known until sometime after the New Deal Date (which may be an extended period). Signing for this purpose may occur by exchange of electronic signatures (including PDF and facsimile exchanges). Later exchange of hard copy original signatures shall not negate the earlier date of exchange of electronic signatures. To avoid doubt, it is understood that it may not be known on or before December 31, 2019 whether certain agreements will ultimately be classified as New Deals, however, if after December 31, 2019 and before December 31, 2022 an agreement is classified as a New Deal and has a New Deal date prior to December 31, 2019, such a New Deal will count towards Milestone 12 below and if Milestone 12 is earned prior to December 31, 2022, it will be paid at such time.
(viii)    “Partner” means, for purposes of this Section 2.9 only, any Person who is not a party to this Agreement and is not an Affiliate of a party to this Agreement. Notwithstanding the foregoing, if an Affiliate of the Surviving Corporation and/or Parent that is not a wholly owned Subsidiary of Parent’s corporate family engages in or holds rights to what would be considered a Product Campaign if such Affiliate were considered a Partner, then for purposes of the definition of Product Campaign, such not-wholly-owned Affiliate shall be considered a Partner.

(ix)    “Product Campaign” means: (1) a project conducted by or for the Surviving Corporation, Parent, or any Affiliate of either of the foregoing, under contract with a Partner, to discover Antibodies to a given antigen, which Antibodies were generated in a Company Chicken; or (2) the granting of rights by the Company to a Partner with respect to Antibody/ies to a given antigen, which Antibody/ies were discovered in whole or in part prior to contracting with the Partner to grant the Partner rights in such Antibody/ies and were generated in a Company Chicken. For clarity: (A) projects for different Partners with respect to the same antigen each constitute a different Product Campaign; and (B) projects for different antigens conducted for the same Partner each constitute a different Product Campaign.
(x)    “Syn VH-SD Chicken” means a genetically engineered chicken, or the progeny of a genetically engineered chicken, having an immunoglobulin heavy chain gene that is a functional VH3-23 gene the sequence of which is of human origin, more than one D‑gene the sequence of which is of human origin, and a single JH-gene in unrearranged format, and the same or another non-wild-type allele at the heavy chain locus.
(b)    Deferred Payments.
(i)    Milestones. In addition to the Initial Merger Consideration, Parent shall deliver or cause to be delivered to the Company Equityholders in accordance with the Closing Date Allocation Schedule (subject to Section 2.9(d) below), the amounts set forth in the table below, in cash (each, a “Milestone Payment Amount ”), in each case following the achievement by the Surviving Corporation, Parent or any of their respective Affiliates, transferees, successors or assigns of the corresponding events set forth below (each, a “Milestone”):

Mile-stone #	Milestone Definition	Milestone Payment Amount
1.	The Initiation of the tenth (10th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$2,000,000
2.	The Initiation of the eleventh (11th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
3.	The Initiation of the twelfth (12th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
4.	The Initiation of the thirteenth (13th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
5.	The Initiation of the fourteenth (14th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000

6.	The Initiation of the fifteenth (15th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
7.	The Initiation of the sixteenth (16th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
8.	The Initiation of the seventeenth (17th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
9.	The Initiation of the eighteenth (18th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
10.	The Initiation of the nineteenth (19th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
11.	The Initiation of the twentieth (20th) Product Campaign that is Initiated on or after the Effective Time and on or before December 31, 2019.	$300,000
12.	New Deal Date of the tenth (10th) New Deal occurs; provided that such ten (10) New Deals have New Deal Dates of on or before December 31, 2019.	$2,000,000
13.	Delivery to the Partner or its designee of antigen-binding Antibody/ies under a Product Campaign, wherein at least one (1) Fixed Light Chain Chicken was immunized to generate such Antibody/ies or the Antibody/ies from which the binders were Derived; provided that such Product Campaign is Initiated on or before December 31, 2019. For clarity, the same Product Campaign that results in this Milestone 13 may also have resulted in another Milestone above having been achieved.	$1,000,000
14.	Delivery to the Partner or its designee of antigen-binding Antibody/ies under a Product Campaign, wherein at least one (1) Syn VH SD Chicken was immunized to generate such Antibody/ies or the Antibody/ies from which the binders were Derived; provided that such Product Campaign was Initiated on or before December 31, 2019. For clarity, the same Product Campaign that results in this Milestone 14 may also have resulted in another Milestone above having been achieved.	$1,000,000

15.	Filing of the first IND with (or submission of it to) the FDA or EMA by a Partner or by Parent or Surviving Corporation for an Antibody discovered from a Company Chicken, or a Derivative of any of the foregoing Antibodies; provided that such filing or submission occurs on or before December 31, 2019; and provided, further that such Antibody was not generated in a mammal and identified or characterized using the GEM assay.	$1,500,000

(ii)    Revenue Sharing.
(1)    Existing Collaborations 1-3 Revenue. Parent will pay to the Company Equityholders ten percent (10%) of all Revenue, FTE Fees, and Technology Access Fees that are Contractually Earned by Parent, Company, Surviving Corporation, or any Affiliate of either of them, during the period commencing on the Closing Date and ending on December 31, 2022, pursuant to any of Existing Collaborator Agreements 1-3, but excluding the first fifteen million dollars ($15,000,000) in such cumulative Revenue, FTE Fees, and Technology Access Fees (no share shall be due to the Company Equityholders with respect to such first fifteen million dollars ($15,000,000) of such Revenue, FTE Fees, and Technology Access Fees (collectively)).
(2)    Existing Collaboration 4 Revenue. Parent will pay to the Company Equityholders the following portion of all Revenue (which excludes FTE Fees as defined in Section 2.9(b)(ii)(4)) and Technology Access Fees that are Contractually Earned by the Company, Parent, Surviving Corporation, or any Affiliate of either of them, during the period commencing on September 8, 2017 and ending on December 31, 2022 pursuant to that certain Research Collaboration and License Agreement between the Company and Janssen Biotech Inc. dated September 8, 2017: (x) one hundred percent (100%) of such Revenue for the first one million five hundred thousand dollars ($1,500,000) in such cumulative Revenue and Technology Access Fees (it being understood that such amount is deemed paid and satisfied at Closing by virtue of the inclusion of the one million five hundred thousand dollars ($1,500,000) amount under the “J&J Tech Access Fee” entry in Schedule 1 hereto); (y) zero percent (0%) of such Revenue and Technology Access Fees for the second one million five hundred thousand dollars ($1,500,000) in such cumulative Revenue and Technology Access Fees; and (z) twenty percent (20%) of such Revenue for the remainder of such cumulative Revenue and Technology Access Fees.
(3)    Notwithstanding Sections 2.9(b)(ii)(1) and (2), Parent shall not be required to make payment to the Company Equityholders of their share of any Revenue, FTE Fees, and/or Technology Access Fees that were Contractually Earned in the applicable time period, until and unless Parent, Surviving Corporation, or any Affiliate or designee of either or both of them receives the underlying Revenue, FTE Fees, and/or Technology Access Fees.
(4)    For purposes of this Section 2.9(b)(ii):
(i)    “Contractually Earned” means, with respect to a payment, that all contractual requirements for such payment to become due under the contract,

other than any requirement of invoicing and the passage of time. Any contrary definition or connotation in accounting or finance terms of art as to what “earned” means shall not apply to the interpretation of Contractually Earned. As a non-limiting example of when a payment is Contractually Earned, Revenue in the form of a milestone payment from a Partner is Contractually Earned as of the date that the corresponding milestone event is achieved, not the later date upon which the Partner is required to report upon the achievement of such milestone event, and not the later date upon which the Partner is required to make payment, which may be measured relative to the date upon which Surviving Corporation (or the entity to whom payment is due) provides an invoice, which may be divorced from the date that the underlying milestone event was achieved. For further clarity and further non-limiting example, if the fifteen million dollar ($15,000,000) exclusion under Section 2.9(b)(ii)(1) has been satisfied, and then: a milestone event for one of the deals identified in Section 2.9(b(ii)(1) is achieved on December 31, 2019, the Surviving Corporation learns of this through a notice from the Partner on January 1, 2020, the Surviving Corporation invoices for the corresponding milestone payment on February 1, 2020, and the corresponding milestone payment is actually received on April 1, 2020, that milestone payment is subject to sharing as provided for in Section 2.9(b)(ii)(1) and Parent will be required to pay ten percent (10%) thereof to the Company Equityholders after April 1, 2020 (the date on which such payment was received in this example).
(ii)    “Revenue” shall mean all payments, fees and milestones (including, but not limited to, exclusivity fees, success fees, and any intellectual property, development, regulatory, or sales milestones) to be paid to Parent, Surviving Corporation, or any Affiliate or designee of either of them following the Closing Date, under the applicable Existing Collaboration (or any amendment thereto or under any agreement that may supersede or replace such agreement), but excluding any FTE Fees and/or Technology Access Fees.
(iii)    “Revenue Sharing Amount” shall mean the aggregate amount payable to the Company Equityholders pursuant to Section 2.9(b)(ii)(1) and Section 2.9(b)(ii)(2).
(iv)    “FTE Fees” shall mean amounts to be paid to Parent, Company, Surviving Corporation, or any Affiliate or designee of any of them, under the applicable Existing Collaboration (or any amendment thereto or under any agreement that may supersede or replace such Existing Collaboration), to fund the costs of the services of an employee or consultant performed under such agreement, at the fully burdened rate, not to exceed three hundred thousand dollars ($300,000) per FTE per year for FTEs actually devoted to performing such services.
(v)    “Existing Collaborators 1-3” means those Persons listed in Section 2.9(b)(ii)(4)(vi) of the Company Disclosure Letter.
(vi)    “Existing Collaborator 4” means that Person listed in Section 2.9(b)(ii)(4)(vii) of the Company Disclosure Letter.

(vii)    “Existing Collaborator Agreements 1-3” means those agreements listed in Section 2.9(b)(ii)(4)(viii) of the Company Disclosure Letter.
(viii)    “Parent Existing Collaborators” means those Persons listed on Schedule 3 attached hereto.
(ix)    “Technology Access Fees” shall mean any payment received in consideration for execution of a license agreement for access to the Company’s proprietary technology and that is due within ninety (90) days after the signing of such Existing Collaborator Agreement 1-3 or the agreement referenced in Section 2.9(b)(ii)(2) (ignoring the timing upon which any invoice is provided – i.e., contingency upon receipt of an invoice and/or the possibility of late invoicing or actual late invoicing shall not alter whether a payment is considered a Technology Access Fee or not).
(c)    Copies of Amendments and Agreements. In connection with the delivery of an Earn-Out Statement, Parent shall provide to the Shareholders’ Representative a copy of each any every amendment to an Existing Collaboration, and each New Deal and/or other document that will govern or may give rise to a payment obligation under this Section 2.9 (including research plan amendments or amendments to similar ancillary documents that may affect whether any given payment(s) will be due), and each and every amendment to any of the foregoing documents executed since the delivery of the prior Earn-Out Statement.
(d)    Payment.
(i)    Subject to Section 2.9(d)(ii) and 2.9(d)(iv) below, Milestone Payment Amounts and Revenue Sharing Amounts due in accordance with this Section 2.9 will be payable by Parent to the Company Equityholders on a semi-annual basis, on or before the end of the calendar half year following the accounting period the underlying Milestone was achieved or Revenue, FTE Fees and/or Technology Access Fees were received.
(ii)    With respect to each accounting period during the Earn-Out Period, Parent will prepare at its expense and deliver to the Shareholders’ Representative, no later than thirty (30) calendar days after each Earn-Out Reporting Date, a statement (each an “Earn-Out Statement”), setting forth in reasonable detail Parent’s good faith calculation of any Milestone Payment Amounts or Revenue Sharing Amounts that will be due for such period, including a description of all Milestones achieved and all Revenue, FTE Fees, and Technology Access Fees that are received under Section 2.9(b)(ii) and any amounts subject to Right of Setoff. If no such amounts are to be paid for such period, Parent will nevertheless provide the Shareholders’ Representative with an Earn-Out Statement for such period indicating the lack of any such amounts being due. Parent will, upon the written request of the Shareholders’ Representative, promptly make available to the Shareholders’ Representative as reasonably necessary or appropriate to confirm the amounts set forth in such Earn-Out Statement (1) a copy of relevant workpapers, commercial contracts, financial information and any other relevant books and records utilized by Parent in the preparation of such Earn-Out Statement, subject to redactions to preserve attorney-client privilege of such records, and (2) employees of Parent involved in the preparation of such Earn-Out Statement. The Shareholders’ Representative shall have the right to disclose, in confidence, all such documents received by it to its chosen legal and accounting professionals, and to have its legal and financial professionals (including outside counsel and an outside accountant or accounting firm) audit Parent’s and its Affiliates’ records on-site.
(iii)    Each Milestone Payment Amount and Revenue Sharing Amount shall be subject to the Right of Setoff and payable: (x) only one time, (y) only for the first achievement of the applicable Milestone or item of Revenue, FTE Fees, and Technology Access Fees, as applicable and (z) subject to the limitations set forth in Section 2.8 and the reductions set forth in Section 2.9(d)(iv).
(iv)    Subject to the Right of Setoff and reductions set forth in this Section 2.9(d)(iv), any amounts that Parent is required to pay under this Section 2.9 shall be paid in full no later than thirty (30) days after final determination of such payment pursuant to Section 2.9(e); provided, however, that if the Company shall timely deliver an Earnout Payment Dispute Notice to Parent, then Parent shall remit payment of the undisputed portion(s) of any Milestone Payment Amount and/or Revenue Sharing Amount within thirty (30) days of its receipt of the Earnout Payment Dispute Notice, and shall reserve any disputed amounts that are or would be effected by the resolution of the disputed items until a final determination is made with respect to such amounts per Section 2.9(e). Each Milestone Payment Amount and/or Revenue Sharing Amount shall be reduced by (1) the amount of Taxes payable by Parent, the Company, the Surviving Corporation or their Subsidiaries with respect to the amounts payable to the Company Optionholders in respect of the applicable Milestone Payment Amount and/or Revenue Sharing Amount, and (2) any Post-Closing Transaction Expenses attributable to such Milestone Payment Amount and/or Revenue Sharing Amount (the amount payable to the Equityholders after such reductions, the “Adjusted Milestone Payment Amount” or “Adjusted Revenue Sharing Amount,” as applicable). Any Adjusted Milestone Payment Amount and/or Adjusted Revenue Sharing Amount shall be paid to the Equityholders according to the following procedures: Parent shall (1) pay or cause to be paid to each of the Company Shareholders, by wire transfer of immediately available funds, an amount per share of Common Stock held by such Company Shareholder immediately prior to the Effective Time equal to the Milestone Per Share Consideration and/or Revenue Sharing Per Share Consideration, as applicable, payable upon the achievement of the applicable Milestone or Revenue Sharing Amount threshold in accordance with the Closing Date Allocation Schedule, and (2) cause the Surviving Corporation to pay to each of the Company Optionholders an amount per share of Common Stock underlying any Company Options held by such Company Optionholder immediately prior to the Effective Time equal to the Milestone Per Share Consideration and/or Revenue Sharing Per Share Consideration, as applicable, payable upon the achievement of the applicable Milestone or Revenue Sharing Amount threshold in accordance with the Closing Date Allocation Schedule, subject to all applicable withholding Taxes; provided, that Parent shall be under no obligation to pay any amounts under this Section 2.9 until it has received an updated Closing Date Allocation Schedule from the Shareholders’ Representative setting forth the amounts of such Adjusted Milestone Payment Amount and/or Adjusted Revenue Sharing Amount that each Company Equityholder is entitled to receive from such payments and any Post-Closing Transaction Expenses attributable to such payments.

(v)    If any audit or review reveals an underpayment by Parent with respect to any payments due under this Section 2.9, Parent shall promptly pay to the Company Equityholders the amount of such underpayment. If any such audit or review reveals that the undisputed monies owed by Parent to the Company Equityholders has been understated by more than five percent (5%) for any accounting period, Parent shall, in addition, pay the costs of such audit or review. Any overpayment shall be credited against the next payment due hereunder, and shall not be required to be disgorged by the Company Equityholders.
(vi)    It is expressly understood and agreed that Parent, the Surviving Corporation and their respective Affiliates shall have no liability to any Company Equityholder for its portion of any amounts due under this Section 2.9, which amount has been paid or delivered, as applicable, in full by or on behalf of Parent in accordance with the Closing Date Allocation Schedule as updated by the Shareholders’ Representative in accordance with Section 2.9(d)(iv) and Section 6.12.
(e)    Earnout Payment Dispute Resolution.
(i)    Earnout Payment Disputes.
(1)    Earnout Payment Dispute Notice. In the event that the Shareholders’ Representative shall dispute the purported occurrence or non-occurrence of a Milestone, then the Shareholders’ Representative may provide written notice to Parent (the “Earnout Payment Dispute Notice”) specifying the amount disputed and the basis for the dispute, together with supporting documentation reflecting the analysis and justification thereof. Parent and the Shareholders’ Representative shall thereafter attempt to resolve the dispute as set forth in Section 2.9(e)(ii)-(iii). Parent and the Surviving Corporation shall provide the Shareholders’ Representative with reasonable and timely access to information with respect to the subject matter of the dispute, at no charge, other than actual out-of-pocket external costs incurred by Parent or the Surviving Corporation for photocopying, faxes, postage and the like, which costs shall be reimbursed by the Shareholders’ Representative.
(2)    The Shareholders’ Representative and Parent shall attempt to resolve any dispute arising out of or relating to this Agreement promptly by negotiation in good faith between the Shareholders’ Representative and an officer of Parent who has authority to settle the dispute. Parent shall give the Shareholders’ Representative written notice of any dispute not resolved in the ordinary course of business (the “Other Dispute Notice”). Within twenty (20) Business Days following delivery of such notice, the Shareholders’ Representative shall submit to Parent a written response thereto. If a dispute regarding this Section 2.9 is not resolved in the ordinary course of business, but Parent does not provide the Other Dispute Notice, then the Shareholders’ Representative shall be entitled to provide the Other Dispute Notice to Parent, and Parent will be required to respond in writing within twenty (20) Business Days. In all cases, the notice and the response shall include: (i) a statement of each party’s position(s) regarding the matter(s) in dispute and a summary of arguments in support thereof; and (ii) the name and title of the officer who will represent Parent and any other Person who will accompany that officer, in the case of Parent, or the name of the agent who will represent the

Company Equityholders and any other Person who will accompany that agent, in the case of the Company Equityholders.
(ii)    In Person Meeting. Within thirty (30) days following delivery of a Earnout Payment Dispute Notice or an Other Dispute Notice, the agent who will represent the Company Equityholders and the designated officer of Parent shall meet at a mutually acceptable time and place, and thereafter, as often as they reasonably deem necessary, to attempt to resolve the dispute. All negotiations conducted pursuant to this Section 2.9(e)(ii) (and any of the parties’ submissions in contemplation hereof) shall be kept confidential by the Parties and shall be treated by the Parties and their representatives as compromise and settlement negotiations under the Federal Rules of Evidence and any similar state rules.
(iii)    Mediation. In the event that the Shareholders’ Representative and Parent are unable to resolve any dispute arising out of this Agreement in accordance with the provisions of this Section 2.9(e)(iii), the parties shall attempt in good faith to resolve such dispute by confidential, non-binding mediation submitted to JAMS, or its successor, in San Diego, California before resorting to arbitration. If the parties have not agreed on a mediator within fourteen (14) days after the dispute was referred for mediation, the mediator shall, upon request of any party, be appointed pursuant to the JAMS mediation procedures. The cost of mediation shall be borne equally by the parties. No statements made by any party during the mediation may be used by another party or referred to in any subsequent proceedings. Any dispute not resolved within forty-five (45) days (or within such other time period as may be agreed to by parties in writing) after appointment of a mediator shall be finally resolved by binding arbitration, which may be demanded by either Party by providing a notice of arbitration (“Arbitration Request”) to the other party.
(iv)    Arbitration. Within ten (10) days following the delivery of an Arbitration Request, the parties shall submit the dispute for binding arbitration. The binding arbitration shall be held in San Diego, California in accordance with the Commercial Arbitration Rules and the Expedited Procedures of the American Arbitration Association (“AAA”) then in effect (the “Commercial Rules”), except as modified herein. The arbitration shall be held and the award shall be issued in San Diego, California before three (3) arbitrators, agreed to by Parent and the Shareholders’ Representative or, if they are unable to agree, appointed by the AAA in accordance with listing, ranking and striking provisions in the Commercial Rules. Any arbitrator appointed by the AAA shall be a retired judge or a practicing attorney with no less than twenty (20) years of experience with large, complex, commercial cases and an experienced arbitrator; provided that at least one of the arbitrators shall be a retired judge. Notwithstanding any contrary provision of the Commercial Rules, the parties shall be entitled to complete discovery in any arbitration proceeding, including reasonable document requests, interrogatories, and depositions in any manner and to the extent permitted or authorized by the Federal Rules of Civil Procedure in the United States as interpreted by the U.S. Federal courts. In rendering the award, the arbitrators shall be required to apply the substantive Law of the State of California to the express terms of this Agreement. The award of the arbitrators shall be in writing and shall briefly state the findings of fact and conclusions of Law on which it is based. The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues or accountings presented to the arbitrators. Judgment upon the award may be entered and enforced in any court having jurisdiction.
(v)    Payment of Fees. There shall be no fee-shifting and the arbitral panel shall not be empowered to award attorneys’ fees and costs. The parties shall share equally the fees of the arbitrators and the AAA.
(f)    Conduct of the Business. During the Earn-Out Period, Parent shall use Commercially Reasonable Efforts to achieve all Milestones and generate Revenues, Technology Access Fees, and FTE Fees that would result in payments under Section 2.9(b). For purposes of this Section 2.9(f), “Commercially Reasonable Efforts” means, with respect to activities directed at the achievement of Milestones and generation of Revenues, Technology Access Fees, and FTE Fees that would result in payments under Section 2.9(b), the carrying out of such activities using efforts and resources comparable to the efforts and resources commonly used by a similarly sized company of the Company as of the Closing Date in the research-based bio pharmaceutical industry for technologies, compounds or products of similar commercial and scientific potential at a similar stage in development or product life, taking into account relevant factors, including the competitive landscape, the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity), the likelihood, timing or existence of generic products, technical, legal, scientific, and medical factors, a product’s safety and efficacy, its time and cost to develop, the likelihood of regulatory approval, regulatory concerns (including anticipated or approved labeling and anticipated or approved post-approval requirements), strategic planning, present and future market and commercial potential (including competitive market conditions, the size of the particular market in the applicable country for the relevant indication, and the probability of profitability of the relevant product or service in light of existing and anticipated competitive products and services, including the amounts of marketing and promotional expenditures with respect to achievement of the Milestones, its reasonably expected or actual pricing, reimbursement and formulary status, and the cost of any studies necessary or reasonably useful to obtain favorable pricing, reimbursement or formulary status for any product, the advantages of a discovery technology over other available discovery technologies, and all other relevant factors, including commercial, technical, legal, scientific, or medical factors. To avoid doubt, Commercially Reasonable Efforts shall be evaluated without reference to the payments under this Section 2.9 (i.e., the fact that achieving the Milestones and Contractually Earning the applicable revenues will lead to a payment obligation by Parent under this Section 2.9 shall not be used to lessen the activities and effort that must be put forth by Parent, on the theory that it is “Commercially Reasonable” to avoid the payments). Without limiting the generality of the foregoing in this Section 2.9(f), applying Commercially Reasonable Efforts in accordance with the first sentence of this Section requires all of the following:
(i)    Parent, Surviving Corporation and their Affiliates shall not delay the Initiation of any Product Campaign or the signing of any New Deal for the purpose of avoiding payment of a milestone under Section 2.9(a) that would otherwise have come due in the absence of the delay;

(ii)    Parent, Surviving Corporation and their Affiliates shall not delay the Contractual Earning of any Revenue, FTE Payment, or Technology Access Fees for the purpose of avoiding sharing of such Revenue, FTE Payment, or Technology Access Fees under Section 2.9(b);
(iii)    Parent, Surviving Corporation and their Affiliates shall not delay invoicing for any Revenue, FTE Payment, or Technology Access Fee that is subject to sharing under Section 2.9(b) and has been Contractually Earned during the Earn-Out Period for the purpose of avoiding sharing of such Revenue, FTE Payment, or Technology Access Fees under Section 2.9(b);
(iv)    Parent, Surviving Corporation and their Affiliates shall not amend any of Existing Collaboration Agreements 1-3 nor the agreement referenced in Section 2.9(b)(ii)(2) in each case for the purpose of reducing payments due in connection with Section 2.9(b)(ii); and
(v)    Parent, Surviving Corporation and their Affiliates shall not structure any transaction involving Company Intellectual Property, HuMab Chicken(s), Antibody/ies discovered, generated, or identified using any Company Intellectual Property and/or HuMab Chicken(s), Derivative(s) of any such Antibodies, and/or Intellectual Property in any of the foregoing, for the purpose of avoiding any milestone payable pursuant to this Section 2.9, including (without limitation) through the use of an Affiliate holding any rights related to any of the foregoing, and/or through the grant of right to acquire the Affiliate rather than a direct grant of rights in the applicable Intellectual Property, Product Campaign, technology, or subject matter to the Third Party.
(g)    Certain Limitations. The parties understand and agree that the amounts payable under this Section 2.9 are an integral part of the Merger Consideration, and the rights to receive such amounts will not be represented by any form of certificate. The rights to receive such amounts are not transferable, except by operation of law or by will or the laws of descent and distribution, by or to a trust or other estate planning vehicle, and/or to family member(s). The rights to receive such amounts do not possess any attributes of capital stock of the Company, Parent or the Surviving Corporation or constitute an equity or ownership interest in the Company, Parent or the Surviving Corporation, and no Company Equityholder will have rights as a shareholder, option holder or warrant holder of the Surviving Corporation or Parent as a result of his, her or its right to receive a portion of the Milestone Payment Amount or Revenue Sharing Amount and no interest is payable with respect to the Milestone Payment Amount or Revenue Sharing Amount. Any attempted transfer of any right to receive a Milestone Payment Amount or Revenue Sharing Amount by any Company Equityholder (other than as permitted by the second sentence of this Section 2.9(g)) shall be null and void.
2.10    No Further Ownership Rights in Common Stock. All consideration paid upon the surrender for exchange of shares of Common Stock (including Restricted Stock) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
2.11    Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen, mutilated, defaced or destroyed, upon the making of an affidavit of fact reasonably acceptable to Parent by the Person claiming such Certificate to be lost, stolen, mutilated, defaced or destroyed, and, if required by Parent, an agreement by such Person to indemnify Parent against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall, subject to Section 2.8(a), pay in exchange for such lost, stolen, mutilated, defaced or destroyed Certificate the amount of Merger Consideration such Person would have been entitled to receive had such Person surrendered such lost, stolen, mutilated, defaced or destroyed Company Certificate to the Surviving Corporation pursuant to Section 2.8(a).
2.12    Purchase Price Adjustment.
(a)    Closing Notice.
(i)    At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a written notice executed by an authorized officer of the Company (the “Closing Notice”), setting forth good faith estimates of: (1) the Final Estimated Net Closing Cash Amount, (2) the Company’s Transaction Expenses that are unpaid as the Effective Time, and (3) any Change in Control Payments that are unpaid as of the Effective Time, in each case as of the Effective Time (clauses (1) through (4) collectively the “Initial Merger Consideration Inputs”) (for the avoidance of doubt, in no event will any amounts under (2) or (3) also be included in the calculations for (1) to the extent it would cause such amounts to be double counted).
(b)    Draft Closing Statement.
(i)    As soon as practicable following the Effective Time, Parent will cause the Surviving Corporation to prepare a report setting forth the actual amounts of the Initial Merger Consideration Inputs as of the date hereof and the Effective Time, along with a summary showing in reasonable detail the Surviving Corporation’s calculation of such amounts (the “Draft Closing Statement”). Parent shall deliver the Draft Closing Statement to the Shareholders’ Representative not later than ninety (90) days following the Closing Date.
(ii)    The Draft Closing Statement shall also set forth the determination of Net Closing Cash and the Net Closing Cash True-Up Amount, if any.
(c)    Review by Shareholders’ Representative. As soon as practicable, but in any event within thirty (30) days of receipt of the Draft Closing Statement, the Shareholders’ Representative shall provide to Parent a written report indicating its agreement with, or specific, itemized and quantified objections to, the Draft Closing Statement (the “Shareholders’ Representative’s Report”), including the calculation of the Initial Merger Consideration Inputs,

Net Closing Cash and the Net Closing Cash True-Up Amount, if any. During such period, Parent shall permit the Shareholders’ Representative reasonable access to the Surviving Corporation’s books and records and personnel to the extent necessary to review the Draft Closing Statement; provided, that the Shareholders’ Representative shall treat all such information as confidential information of Parent. All other items on the Draft Closing Statement which have not been cited in the Shareholders’ Representative’s Report shall be deemed accepted by the Shareholders’ Representative. Failure by the Shareholders’ Representative to object to the Draft Closing Statement within such period shall be deemed to be the Shareholders’ Representative’s acceptance of the entire Draft Closing Statement and all items therein.
(d)    Agreement on Closing Statement.
(i)    Within fifteen (15) days of the receipt by Parent of the Shareholders’ Representative’s Report, the Shareholders’ Representative and Parent shall endeavor in good faith to agree on any matters in dispute. Any matter that Parent chooses not to dispute on the Shareholders’ Representative’s Report within such fifteen (15) day period shall be deemed accepted by Parent.
(ii)    If Parent and the Shareholders’ Representative are unable to agree on any remaining matters in dispute within fifteen (15) days after Parent’s receipt of the Shareholders’ Representative’s Report, then the matters in dispute will be submitted for resolution to a nationally recognized certified public accounting firm that has not performed accounting, tax or auditing services for Parent, the Company or any of their respective Affiliates during the previous five (5) years, as may be mutually acceptable to Parent and the Shareholders’ Representative (any of the foregoing selected to resolve the dispute, an “Appraiser”),which shall within thirty (30) days of such submission determine and issue a written report to the Shareholders’ Representative and Parent upon such disputed items (in no event enlarging or adding any new or additional item to those set forth in the Shareholders’ Representative’s Report and not accepted by Parent), and such written decision shall be final and binding upon the parties hereto. The Shareholders’ Representative and Parent shall cooperate reasonably with each other and each other’s representatives to enable the Appraiser to render a written decision as promptly as possible. The fees and expenses of the Appraiser shall be borne by the Shareholders’ Representative and Parent in inverse proportion to their respective success on the merits and such allocation of fees and expenses shall be calculated by the Appraiser and shall be final and binding on the parties. At any time, Parent and the Shareholders’ Representative may agree to settle any objections raised in the Shareholders’ Representative’s Report, which agreement shall be in writing and binding upon each of Parent and the Shareholders’ Representative with respect to the subject matter of any such objection so resolved.
(iii)    The Draft Closing Statement, revised to incorporate the resolution of any matters in dispute pursuant to Sections 2.12(c), 2.12(d)(i) and/or 2.12(d)(ii), as applicable, or the Closing Notice in the event that Parent does not deliver a Draft Closing Statement not later than sixty (60) days following the Closing Date, is referred to as the “Closing Statement.” The Closing Statement shall have the legal effect of an arbitral award and shall be final, binding and conclusive on the parties hereto.

(e)    Adjustment to Merger Consideration.
(i)    Net Closing Cash Adjustment. If the Closing Statement shows that the Net Closing Cash True-Up Amount is a negative number, then the Shareholders’ Representative shall, within five (5) Business Days after the determination of the Closing Statement, instruct the Escrow Agent to release to Parent from the Escrow Account an amount equal to the absolute value of the Net Closing Cash True-Up Amount in immediately available funds by check or by wire transfer to such bank account or accounts as Parent may specify. If the Closing Statement shows that the Net Closing Cash True-Up Amount is a positive number, within five (5) Business Days after the determination of the Closing Statement, Parent shall pay to the Escrow Agent an amount equal to the absolute value of the Net Closing Cash True-Up Amount in immediately available funds and the Escrow Agent shall release such funds to the Company Equityholders on a pro rata basis.
(ii)    The Net Closing Cash True-Up Amount shall be reduced by the amount of Taxes payable by Parent, the Company, the Surviving Corporation or their Subsidiaries with respect to the amounts payable to the Company Optionholders in respect of the Net Closing Cash True-Up Amount (the amount payable to the Company Equityholders after such reduction, the “Adjusted Net Closing Cash True-Up Amount”). Parent shall (1) pay or cause to be paid to the Company Shareholders, their proportionate share of the Adjusted Net Closing Cash True-Up Amount, and (2) pay to the Surviving Corporation the amounts payable in respect of the Adjusted Net Closing Cash True-Up Amount to be paid to the Company Optionholders through the Surviving Corporation’s payroll, subject to all applicable withholding Taxes; provided, that Parent shall be under no obligation to cause the Surviving Corporation to pay the portion of the Adjusted Net Closing Cash True-Up Amount to the Company Optionholders until it has received an updated Closing Date Allocation Schedule from the Shareholders’ Representative setting forth the proportion (expressed as a percentage) of the Adjusted Net Closing Cash True-Up Amount that each Company Equityholder is entitled to receive from such Net Closing Cash True-Up Amount.
(iii)    Any payment pursuant to this Section 2.12 shall be treated as an adjustment to the Merger Consideration for Tax purposes to the greatest extent permitted by law.
2.13    Cash Amounts. The aggregate cash amount payable to any Company Equityholder pursuant to this Article II shall be rounded to the nearest whole cent ($0.01).
2.14    Post-Closing Operations.  It is the intention of Parent to have the day-to-day operations of the Surviving Corporation managed by Rob Etches, who will report directly to Matt Foehr. Prior to Closing, Parent will deliver offers of employment to the employees of the Company for positions in the Surviving Company.
2.15    Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent and Merger Sub, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof which identifies exceptions by specific Section references (the “Company Disclosure Letter”), as follows:
3.1    Organization; Standing and Power; Governing Documents.
(a)    Organization; Standing and Power. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of California, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other entity, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
(b)    Governing Documents. The Company has delivered or made available to Parent a true and correct copy of the Articles of Incorporation and Bylaws of the Company, each as amended as of the date hereof (collectively, the “Governing Documents”) and as in full force and effect. The Company is not in violation of any of the provisions of the Governing Documents.
(c)    Subsidiaries. The Company has no Subsidiaries.
3.2    Capital Structure.
(a)    Company Capital Stock. As of the date hereof, the authorized capital stock of the Company consists of 10,000,000 shares of Common Stock (which includes 7,000 shares of Restricted Stock). As of the date hereof: 7,414,342 shares of Common Stock were issued and outstanding. As of the date hereof, the Company has reserved 3,000,000 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company Option Plan. Assuming no exercise of Company Options between the date hereof and the Effective Time, immediately prior to the Merger: 7,414,342 shares of Common Stock will be issued and outstanding. No shares of Common Stock are held by the Company in its treasury. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are no accrued or unpaid dividends with respect to any issued and outstanding shares of capital stock of the Company. None of the outstanding shares of Common Stock are subject to repurchase rights or forfeiture restrictions. Section 3.2(a) of the Company Disclosure Letter sets forth the names and addresses of the holders of Common Stock, the amount of Common Stock (including Restricted Stock) held by such persons and the original date of issuance of such shares of Common Stock.
(b)    Stock Options. Section 3.2(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who hold Company Options indicating, with respect to each Company Option, the number of shares of Common Stock subject to such Company Option, the exercise price, dates of grant and expiration thereof, whether each such Company Option is intended to be an incentive stock option and whether the Company Option was granted under the Company Option Plan. Each grant of Company Options was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly authorized committee or subcommittee thereof) and any required shareholder approval by the necessary number of votes or written consents, and such grant was made in accordance with the terms of the Company Option Plan (if applicable). Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies. The Company has made available to Parent or Parent’s legal or financial advisor true and complete copies of the option agreements evidencing all Company Options.
(c)    Other Securities. Except as otherwise set forth in this Section 3.2, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company is a party or by which it is bound obligating the Company to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting debt or other voting securities of the Company, or other equity interests in the Company, or obligating the Company to issue, grant, extend or enter into any such security, option, equity interest, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.
(d)    Legal Requirements. All outstanding shares of Common Stock and all Company Options have been issued and granted in compliance in all material respects with all applicable securities laws and all other applicable Legal Requirements (as defined below). There are not any outstanding Contracts requiring the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company and, to the Knowledge of the Company, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans or anti-takeover plans with respect to any shares of the capital stock of, or other equity or voting interests in, the Company.
3.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. The Company has all requisite corporate power and authority to enter into this Agreement, the Agreement of Merger and the other agreements, certificates and documents contemplated hereby, and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, to perform its obligations hereunder or to consummate the Merger and the other Transactions, subject only to the filing of the Agreement of Merger pursuant to the California Code. The affirmative vote of a majority of the issued and outstanding shares of Common Stock is the only approval of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger and consummate the Merger and the other Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub and, with respect to Article VIII only, the Shareholders’ Representative, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Non–Contravention. The execution and delivery, and the performance and compliance, of this Agreement by the Company, and the consummation of the Merger and the other Transactions, does not and will not: (i) conflict with or violate the Governing Documents, (ii) conflict with or violate any Legal Requirement applicable to the Company or by which the Company or any of its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any Person under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company (other than a Permitted Lien) pursuant to any Company Material Contract except in each of the foregoing clauses (ii) and (iii) as could not reasonably be expected to have a Material Adverse Effect on the Company.
(c)    Necessary Consents. No consent, approval, waiver, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other Transactions, except for: (i) the filing of the Agreement of Merger with the Secretary of State of the State of California and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (ii) such other consents, waivers, authorizations, filings, approvals and registrations set forth in Section 3.3(c) of the Company Disclosure Letter. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in the foregoing clauses (i) and (ii) are referred to herein as the “Necessary Consents.”
3.4    Financial Statements. The Company has delivered to Parent a complete copy of the Company’s unaudited balance sheet and income statement of the Company as of and for the six (6) month period ended June 30, 2017, and the unaudited balance sheet and income statement of the Company as of and for the years ended December 31, 2015 and December 31, 2016 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with the Company’s accounting practices applied on a consistent basis throughout the periods indicated and with each other. The Financial Statements present fairly in all material respects the financial condition and operating results of the Company, as of the dates, and for the periods, indicated therein, subject to normal year-end adjustments. The Company maintains a standard system of accounting which has been consistently applied. The Company’s unaudited balance sheet as of June 30, 2017, is referred to as the “Company Balance Sheet,” and the date thereof the “Balance Sheet Date.”
3.5    Undisclosed Liabilities. The Company does not have any Liabilities except (i) as reflected in, reserved against or disclosed in the Financial Statements; (ii) as incurred in the ordinary course of business since the Balance Sheet Date; (iii) for Liabilities arising from matters disclosed in the Company Disclosure Letter; or (iv) as incurred under this Agreement or in connection with the Transactions contemplated hereby.
3.6    Absence of Certain Changes or Events.
(a)    Since the Balance Sheet Date and through the date hereof, a Material Adverse Effect on the Company has not occurred.
(b)    Since the Balance Sheet Date and through the date hereof, the Company has conducted its business in the ordinary course consistent with past practice, and has not taken any action or authorized any action that, if taken after the date hereof, would require the prior written consent of Parent pursuant to Section 5.1.
(c)    Since the Balance Sheet Date through the date hereof, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock, (ii) any purchase, redemption or other acquisition by the Company of any of its capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any split, combination or reclassification of any of the Company’s capital stock, (v) any material change by the Company in its accounting methods, principles or practices, (vi) any new, change in or revocation of any Tax election, change in any annual Tax accounting period, adoption or change in any Tax accounting method, filing of any amended Tax Return, entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender of any right to claim a Tax refund, settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment, (vii) any material revaluation by the Company of any of its assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice or (viii) any acquisition, sale or transfer of any material asset of Company other than to the extent obsolete or in the ordinary course of business consistent with past practice.
(d)    Since the Balance Sheet Date and through the date hereof, the Company has not taken action to do any of the following: (i) sell, assign, transfer, license, abandon or otherwise dispose of any Company Intellectual Property, or (ii) acquire, in-license or otherwise obtain any right, title or interest in or to any pending or issued patent rights, inventions, patent disclosures or other Intellectual Property from any other Person.
(e)    Since the Balance Sheet Date and through the date hereof, the Company has not taken action to amend or modify in any material respect any Company Material Contract, terminate any Company Material Contract, waive any material right under a Company Material Contract or enter into or modify any other contract or arrangement such that it would be a Company Material Contract if entered into or if such modification were in effect as of the date of this Agreement.
3.7    Taxes.
(a)    The Company has prepared and timely filed, or caused to be prepared and timely filed, with the appropriate Tax Authorities all Tax Returns required to be filed by them, and such Tax Returns are true, complete and accurate in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that the Company is or may be subject to Tax by that jurisdiction. Except as properly reserved on the Company Balance Sheet, all Taxes due and owing by the Company (whether or not shown on any Tax Return) have been timely paid.
(b)    The Company has withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other Person and has properly and timely reported such amounts to the appropriate governmental authorities and any such employee, independent contractor, creditor, equityholder or other Person as required by applicable law.
(c)    The Company has not waived or agreed to waive any statute of limitations in respect of any Tax or agreed to any extension of the period for the assessment or collection of any Tax, nor has any request been made in writing for any such waiver or extension.
(d)    No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Tax Authority. There are no pending assessments or other actions for or relating to any Liability in respect of Taxes of the Company, nor have any of the foregoing been threatened. There are no matters under discussion with any Tax Authority, or to the Knowledge of the Company, with respect to Taxes that are likely to result in material additional Liability for Taxes with respect to the Company. No issues relating to Taxes of the Company were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.
(e)    The Company does not have any Liabilities for unpaid Taxes which have not been accrued or reserved on the Company Balance Sheet (rather than in any notes thereto), and the Company has not incurred any Liability for Taxes since the Balance Sheet Date other than in the ordinary course of business consistent with past practice or in connection with the Transactions.
(f)    There are no Liens on the assets of the Company relating to or attributable to Taxes other than Permitted Liens.
(g)    The Company (i) is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, (ii) has not been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law) and (iii) has not been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code. The Company has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(h)    The Company (i) has never been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or any similar group for federal, state, local or foreign Tax purposes, (ii) has never been party to or bound by any Tax sharing, Tax indemnification or Tax allocation agreement (other than a commercial agreement that is entered into in the ordinary course of business and the principal purpose of which is not the sharing or allocation of Taxes) and (iii) does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.
(i)    Neither the Company nor any of its Affiliates or predecessors by merger or consolidation has been a party to any transaction intended to qualify for tax-free treatment under Section 355 of the Code during the two-year period ending on the Closing Date.
(j)    The Company is not a partner for Tax purposes with respect to any joint venture, partnership or other arrangement which is treated as a partnership for Tax purposes.
(k)    The Company has delivered or made available to Parent complete and accurate copies of all federal, state, local and foreign income and other material Tax Returns of the Company (and any predecessors thereof) for all taxable years remaining open under the applicable statute of limitations, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company (or any predecessors thereof) with respect to Taxes since December 31, 2010. No power of attorney with respect to Taxes of the Company has been executed or filed with any Tax Authority.
(l)    The Company has never been a party to a transaction that is or is substantially similar to a “reportable transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law. If the Company has entered into any transaction such that, if the treatment claimed by it were to be disallowed, the transaction would constitute a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code, then the Company believes that it has either (x) substantial authority for the tax treatment of such transaction or (y) disclosed on its Tax Return the relevant facts affecting the tax treatment of such transaction. The Company has not participated, nor plans to participate, in any Tax amnesty program.
(m)    The Company (i) has neither agreed nor is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, (ii) has never made an election to be treated as an “S corporation” within the meaning of Sections 1361 and 1362 of the Code or under any corresponding provision of applicable state or local Tax laws and (iii) has never made any of the foregoing elections, nor is the Company required to apply any of the foregoing rules, under any comparable state or local Tax provision.
(n)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax Authority filed or made on or prior to the Closing Date, or any prepaid amount received on or prior to the Closing or any election under Section 108(i) or the Code.
(o)    All of the Service Provider Notes constitute bona fide debt and have been treated as such by the Company having fixed principal and maturity dates and with applicable interest rates.
(p)    Each Company Employee Plan, Employee Agreement or other contract, plan, program, agreement, or arrangement has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Each Company Option has been granted or issued at an exercise price equal to not less than the fair market value of the underlying Common Stock at the date of grant or issuance.
3.8    Intellectual Property.
(a)    Patent Rights. Section 3.8(a) of the Company Disclosure Letter lists all registered trademarks, filed and/or issued Company Patent Rights and registered copyrights, including any pending applications concerning the foregoing, owned (in whole or in part) by or exclusively licensed to the Company, identifying for each whether it is owned by or exclusively licensed to the Company and the owner. For each item of Intellectual Property listed on Section 3.8(a) of the Company Disclosure Letter, the Company has indicated (i) each country in which such item of Intellectual Property is pending or issued, (ii) the registration or serial number, (iii) in the case of a trademark or pending application for a trademark, the class of goods covered , or if applicable the Internet domain name registration, the name of the registrant and the name of the registrar, and (iv) whether such item is owned by or exclusively licensed to the Company. In addition, Section 3.8(a) to the Company Disclosure Letter contains a report from the Company’s outside patent counsel prepared as of September 11, 2017, which the Company received from such patent counsel pursuant to the Company’s request for the counsel to prepare a report showing all registration, maintenance or renewal fees that are due or filings that must be made within 120 days of the date of the report for the purposes of maintaining, perfecting, preserving or renewing any registrations those Company Patent Rights that are owned by the Company. Section 3.8(a) of the Company Disclosure Letter also sets forth all material unregistered trademarks owned by the Company or used in connection with their respective businesses.
(b)    There are no unpaid maintenance or renewal fees or annuities payable by the Company to any Person that currently are overdue for any of the items of Intellectual Property listed on Section 3.8(a) of the Company Disclosure Letter as being owned by the Company. Except as set forth in Section 3.8(b) of the Company Disclosure Letter, to the Knowledge of the Company no items of Intellectual Property listed on Section 3.8(a) of the Company Disclosure Letter have lapsed or been abandoned, canceled or expired without possibility of revival. To the Knowledge of the Company, each named inventor of the Company Patent Rights listed on Section 3.8(a) of the Company Disclosure Letter and all other individuals acting on behalf of the Company who was associated with the filing and prosecution of such Company Patent Rights have complied in all material respects with all applicable duties of candor and good faith in dealing with any applicable patent office, including the United States Patent and Trademark Office and any comparable foreign patent office (a “Patent Office”), for any Company Patent Rights listed on Section 3.8(a) of the Company Disclosure Letter, including any duty to disclose to any Patent Office all information known by such inventors to be material to the patentability of the Company Patent Rights (including any relevant prior art), in each case, in those jurisdictions where such duties exist, and the Company has not taken any action or failed to take any action in the prosecution thereof that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the items of Intellectual Property listed on Section 3.8(a) of the Company Disclosure Letter. The Company has no registered trademarks and no registered copyrights. The issued Company Patent Rights listed on Section 3.8(b) of the Disclosure Letter are, to the Company’s Knowledge, valid and enforceable. Except as listed in Section 3.8(b) of the Company Disclosure Letter and/or in any Existing Collaboration, the Company is not bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any material way would limit or restrict the ability of the Company to use, exploit, assert or enforce any of the Company Intellectual Property anywhere in the world. Except as listed in Section 3.8(b) of the Company Disclosure Letter and/or in any Existing Collaboration, the Company is not bound by any written agreement to indemnify any other person for Intellectual Property infringement, misappropriation, or similar claim.

(c)    Section 3.8(c)(i) of the Company Disclosure Letter sets forth an accurate and complete list of all Contracts granting to the Company any right under or with respect to any Intellectual Property owned by a third party other than agreements under which commercially available “off the shelf” software is licensed to the Company for a license fee of no more than $10,000 in the aggregate (collectively, the “Inbound License Agreements”), indicating for each Inbound License Agreement the title and the parties thereto. Section 3.8(c)(ii) of the Company Disclosure Letter sets forth an accurate and complete list of all license agreements under which the Company grants to another Person any rights under or with respect to any Company Intellectual Property (collectively, the “Outbound License Agreements” and, together with the Inbound Licensed Agreements, the “License Agreements”). Except in connection with the scheduled expiration of the term of an Inbound License Agreement and the patents licensed to Company thereunder (both set forth in Section 3.8(c)(i) of the Company Disclosure Letter), no loss or expiration any Intellectual Property licensed to the Company under any Inbound License Agreement, or any license rights thereto, is pending or, to the Knowledge of the Company, threatened. The Company has not received or provided written notice of any outstanding or threatened dispute or disagreement with respect to any License Agreement, nor to the Knowledge of the Company has the Company nor the other party thereto or any sublicensee thereof, materially breached any of its obligations under any License Agreement. The Company has not received or provided written notice of any competing inventorship claim with respect to the invention(s) claimed in any Company Patent Rights owned by or exclusively licensed to the Company nor have any Company Patent Rights owned by Company been the subject of any interference, re-examination, or opposition proceedings, nor to the Company’s Knowledge have any of the Company Patent Rights exclusively licensed to the Company been the subject of any interference, re-examination, or opposition proceedings. The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions, will not conflict with or result in any breach, violation, modification, cancellation, termination, suspension, acceleration of any payments, default of (with or without notice, lapse of time or both) or give rise to any right or license of any third party relating to the Company Intellectual Property or the Company Patent Rights not set forth in the copies of the Existing Collaborations disclosed to Parent prior to the date of this Agreement. The Contracts pursuant to which rights are licensed under each Inbound License Agreement are fully assignable to the Surviving Corporation and shall be exercisable by the Surviving Corporation on and immediately after the Closing to the same extent as by the Company, as applicable, prior to the Closing. Except as set forth on Section 3.8(c)(i) of the Company Disclosure Letter or in any Existing Collaboration, the Company has not granted to any third party any exclusive rights under any Intellectual Property owned by or exclusively licensed to the Company. To the Company’s Knowledge, all milestones and other conditions set forth in any Inbound License Agreement that have been required to be satisfied in order for the Company to retain any rights granted under such Inbound License Agreement have been timely satisfied and all such rights are, to the Company’s Knowledge, valid, enforceable and remain in full force and effect. All Outbound License Agreements can be assigned or otherwise transferred to the Surviving Corporation at Closing.
(d)    Except as disclosed in Section 3.8(d) of the Company Disclosure Letter, there is no pending or, to the Knowledge of the Company, threatened in writing: opposition, interference, reexamination, injunction, claim, suit, action, citation, summon, subpoena, investigation (by the International Trade Commission or otherwise), complaint, arbitration, mediation, demand, decree or other dispute, disagreement, proceeding or claim, in each case before a court or other governmental or arbitral tribunal (collectively “Disputes”) challenging the legality, validity, enforceability or ownership of any of the Intellectual Property or alleging any misuse of any of the Company Patent Rights listed on Section 3.8(a) of the Company Disclosure Letter or any Disputes that would (pursuant to the terms of an Inbound License Agreement) give rise to any set-off against the payments due to the Company under such Inbound License Agreement for the use of the related Intellectual Property. For clarity, patent prosecution shall not be deemed a Dispute. Except as disclosed in Section 3.8(d) of the Company Disclosure Letter, there are no Disputes pending, or, to the Knowledge of the Company, threatened in writing by any Person against the Company involving any of the Company Products. The Intellectual Property listed on Section 3.8(a) of the Company Disclosure Letter and any other material Intellectual Property owned by or licensed to the Company are not subject to any outstanding injunction, judgment, order, decree, ruling, settlement or other disposition as the result of a Dispute (provided the foregoing representation is made to Company’s Knowledge with respect to Intellectual Property licensed to the Company). Except as set forth in Section 3.8(c)(ii) of the Company Disclosure Letter or in any Existing Collaboration, no other Persons have any right, title or interest in the Company Intellectual Property owned by the Company or any right to use the Company Intellectual Property, or any option, consent, right of first or last offer or to a license to use such Company Intellectual Property. The Company has not transferred ownership (including any right of joint ownership) of any Company Intellectual Property to any other Person, except as set forth in any Existing Collaboration. There are no agreements to which the Company is a party under which any U.S., state or local or foreign government or any agency or department thereof, acquires rights with respect to any Company Intellectual Property, except as disclosed in the Company Disclosure Letter.
(e)    To the Knowledge of the Company, there is no pending nor any threatened-in-writing action, suit, proceeding, or claim, in each case in court or arbitration, by any Person against the Company or anyone deriving rights from the Company that claims that the practice of the Company Intellectual Property or the conduct of the Company Business as of the date of this Agreement infringes on any Patent Right or other Intellectual Property of any other Person or constitutes misappropriation of any other Person’s trade secrets or other Intellectual Property. The Company has not received any written communication alleging that the Company requires a license under the Patent Rights of any Third Party in order to practice the Company Intellectual Property or to conduct the Company Business as of the date of this Agreement. To the Knowledge of the Company, there are no pending patent applications owned by another Person that, if a patent were to issue thereon, would limit or prohibit in any material respect, the practice of the Company Intellectual Property in the conduct of the Company Business as practiced as of the date of this Agreement. Notwithstanding anything express or implied in this paragraph, the Company makes no representation or warranty whatsoever, of any kind, express or implied, with respect to any Third-Party Non-Discovery IP. “Third Party Non-Discovery IP” means all of the following types of Patent Rights to the extent owned or controlled by any entity other than the Company or its Affiliate: Patent Rights relating to the sequences or composition of any Program Antibodies (including both CDR sequences and constant region sequences of any Collaboration Antibody Derivative), antigen- or target-related

Patent Rights, production and manufacturing Patent Rights, formulation and product composition Patent Rights, delivery Patent Rights (including those that are device-related and those that relate to formulation), Patent Rights related to the combination of an Antibody (or fragment thereof) with another active ingredient (including other Antibody (or Antibody fragment) active ingredients and small molecule active ingredients, and including antibody drug conjugate-related intellectual property (including composition of matter coverage on the linked drug or toxin and coverage on the linker and/or chemistry associated with linking the drug or toxin to the Antibody or Antibody fragment), use Patent Rights (including Patent Rights related to the dosage or mode of administration of the drug product, or to the indicated use or proposed indicated use of the Product), humanization Patent Rights, and Patent Rights directed to the structure or composition of bi-specific or multi-specific Antibodies (including motifs and modified constant regions).
(f)    Except as disclosed in Section 3.8(f) of the Company Disclosure Letter, to the Knowledge of the Company, there is no Person infringing, violating or misappropriating any of the Intellectual Property owned by or exclusively licensed to the Company. The Company has not received any written notice under any of the License Agreements of infringement of any of the Company Intellectual Property.
(g)    Each current and former employee and other individual consultant of the Company or any of its Affiliates that would reasonably be expected to be involved or was involved in the possible invention of Intellectual Property material to the conduct of the business of the Company or its Affiliates as currently conducted or to the Patent Rights listed in Section 3.8(a) of the Company Disclosure Letter attached hereto (“Relevant Individual”) has executed a valid and enforceable proprietary information and inventions agreement, assigning all right, title and interest to the Company in any Intellectual Property created by such Relevant Individual and agreeing not to disclose or make any improper use of any confidential information or Company Intellectual Property, each of which has been made available to Parent and is substantially in the form made available to Parent, and no such Relevant Individual has excluded works or inventions from his or her assignment of inventions pursuant to such Relevant Individual’s proprietary information and inventions agreement. Each such Relevant Individual conceived of, created, developed or improved Company Intellectual Property only while such Relevant Individual was an employee or other consultant of the Company and subject to a proprietary information and inventions agreement as described above and to the Knowledge of the Company, none of such Relevant Individuals is in violation of such proprietary information and inventions agreement. To the Knowledge of the Company, no current or former Relevant Individual (i) misappropriated, infringed or otherwise violated the Intellectual Property rights or (ii) breached any agreement with, any Person that had previously employed or engaged such Person. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company is or has been in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party (including academic or medical institutions) by virtue of such employee, consultant or independent contractor being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission.

(h)    The Company and, to the Knowledge of the Company, each sublicensee of the Company have taken all reasonable precautions to protect the material Company Intellectual Property and the secrecy, confidentiality and/or value of any material Trade Secrets of the Company. The Company requires each current and former employee, consultant and contractor to execute work-for-hire, invention assignment, proprietary information, and confidentiality agreements (as applicable) to protect the Company Intellectual Property. To the Knowledge of the Company, no party to any such agreement is in material breach thereof and the Company has not taken any action to enforce such agreement. To the Knowledge of the Company there have been no unauthorized disclosures of any Trade Secrets of the Company, including that there have to the Knowledge of the Company been no such unauthorized disclosures by its employees nor its consultants or contractors.
(i)    The Company owns exclusively, all right, title and interest (including the sole right to enforce) in and to all Company Intellectual Property listed in Section 3.8(a) of the Disclosure Letter, free and clear of all Liens not set forth in an Existing Collaboration, or otherwise has an exclusive license to such listed Company Intellectual Property.
(ii)    Except with respect to the License Agreements, none of the Company Intellectual Property has been licensed to any Person other than the Company. There are not, and it is reasonably expected that after the Closing there will not be, any restrictions on the Company’s right to transfer or license any Company Intellectual Property, in each case solely to the extent and in the same manner they are sold, transferred or licensed in the Company Business, and except as may be set forth in any Existing Collaboration.
(i)    No formal, written legal opinion concerning or with respect to any third party intellectual property rights relating to the Company Products, including any freedom-to-operate, product clearance, or right-to-use opinion, has been delivered to the Company.
(j)    Except as set forth on Section 3.8(j) of the Company Disclosure Letter, at no time during the conception of, or reduction to practice of any Company Intellectual Property was any inventor to such Company Intellectual Property operating under any grants from any Governmental Entity or private source, performing research sponsored by any Governmental Entity or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, that, in each case, does or would reasonably be expected to materially adversely affect the Company’s rights in such Company Intellectual Property.
3.9    Compliance; Permits.
(a)    Compliance. The Company is not, nor has it been in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or by which the Company or any of its respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause the Company to lose any material benefit or incur any material Liability or that would otherwise have a material impact on the Company. The Company has not received any notice of or been charged with any material default or violation of any such Legal Requirements. There is no judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have the effect of prohibiting or materially impairing the Company Business. The Company has not received notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration, or other action from the FDA, the National Institutes of Health within the U.S. Department of Health and Human Services (the “NIH”), the United States Department of Agriculture (“USDA”), or other Governmental Entity alleging that any operation or activity of the Company is in violation of any applicable Legal Requirement.
(b)    Permits. The Company holds all permits, licenses, variances, clearances, consents, registrations, listings, exemptions, authorizations, and approvals (“Permits”) from Governmental Entities, including the FDA, NIH, and USDA, that are required to conduct the Company Business as conducted as of the Effective Time (collectively, “Company Permits”). The Company has fulfilled and performed all of their material obligations with respect to the Company Permits, and no event has occurred which allows, or after notice or lapse of time would allow, suspension, cancellation, revocation, or material adverse modification thereof or results in any other material impairment of the rights of the holder of any Company Permit. As of the date hereof, no suspension, cancellation, revocation or material adverse modification of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Each of the Company Permits is in full force and effect, and the Company is in material compliance with the terms of the Company Permits.
3.10    Litigation. There are no claims, suits, actions, proceedings or investigations of any nature pending or, to the Knowledge of the Company, threatened against the Company, the assets or properties of the Company, or to the Knowledge of the Company, any of the directors and officers of the Company in their capacity as directors or officers of the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the Transactions or which would reasonably be expected, if such action was resolved against the Company or officers or directors, either singularly or in the aggregate with all such claims, actions or proceedings, to result in a material Liability to the Company. There is no legal proceeding brought by the Company currently pending or that the Company intends to initiate.
3.11    Brokers’ and Finders’ Fees; Fees and Expenses.  The Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the Transactions.
3.12    Employee Benefit Plans and Employee Matters.
(a)    Schedule. Section 3.12(a) of the Company Disclosure Letter sets forth a list of each Company Employee Plan. Neither the Company nor any ERISA Affiliate has any commitment to establish, adopt or enter into any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by law or to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements or as required by this Agreement), or, except as contemplated in this Agreement, to terminate any Company Employee Plan.

(b)    Documents. The Company has provided to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) the most recent IRS determination or opinion letters; (vii) all non-routine correspondence to or from any governmental agency in the last three (3) years relating to any Company Employee Plan; and (viii) the three (3) most recent plan years’ discrimination tests for each Company Employee Plan for which such test is required.
(c)    Benefit Plan Compliance. Each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Legal Requirements, including but not limited to ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable tax regulations issued by the IRS (“Treasury Regulations”) or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in any Liability to the Company. There are no current actions, suits or claims pending, or, to the Knowledge of the Company, or threatened in writing (other than routine claims for benefits) against any Company Employee Plan, against the assets of any Company Employee Plan or against the Company or any ERISA Affiliate in respect of any Company Employee Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened in writing by any governmental entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each ERISA Affiliate have timely made or otherwise provided for all contributions and other payments required by and due under the terms of each Company Employee Plan.
(d)    No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any

(i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code; (ii) Multiemployer Plan; (iii) “multiple employer plan” as defined in ERISA or the Code; or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.
(e)    No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute.
(f)    Effect of Transaction.
(i)    Except as contemplated by Sections 2.7(c) and 2.7(d) hereof, neither the execution of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or otherwise that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or other Person.
(ii)    Except as set forth in Section 3.12(f)(ii) of the Company Disclosure Letter, no payment or benefit that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) or by any of the other agreements referenced herein, by any person who is a “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) could be characterized as a parachute payment within the meaning of Code Section 280G(b)(2). There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliates is a party or by which it is bound to compensate any Employee, officer, director or consultant for excise taxes paid pursuant to Section 4999 of the Code or taxes pursuant to Section 409A of the Code.
(g)    Employment Matters. The Company is, and has been at all times, in compliance with all applicable foreign, federal, state and local laws respecting labor, employment, employment practices, terms and conditions of employment, workers’ compensation, occupational safety, Tax withholding and reporting, prohibited discrimination, equal employment, employee safety and health, and wages and hours. The Company is in compliance with all United States immigration laws and has a valid Form I-9 (Employment Eligibility Verification) on file for each Employee. There are no actions against the Company pending, or to the Knowledge of the Company, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment or service of any current or former employee or independent contractor of the Company that would reasonably be expected to result, individually or in the aggregate, in a Liability to the Company. Each individual providing services to the Company has been properly classified by such entity as an employee or independent contractor and, with respect to employees, has been properly classified as exempt or non-exempt, with respect to each such entity for all purposes under applicable Law and the Company Employee Plans.

(h)    Labor. The Company is not a party to any collective bargaining agreement or union contract with respect to Employees. No collective bargaining agreement is currently being negotiated by the Company, and the Company has not experienced any attempt by organized labor to cause the Company to comply with or conform to demands of organized labor relating to its employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its representatives, Employees, officers or directors has committed any unfair labor practice in connection with the operation of the Business. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened, relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints.
(i)    International Employee Plans. No Company Employee Plan is subject to the laws of any jurisdiction outside of the United States.
(j)    Employee Information. Section 3.12(j) of the Company Disclosure Letter sets forth for each current employee or independent contractor of the Company a true and complete list of the individual’s title or position, current annual base compensation rate (or consulting rate), date of hire, target bonus opportunity or commission opportunity, a description of the other benefits provided to each such individual, whether such individual is employed full-time or part-time, whether such individual is currently on leave, such individual’s classification as an employee or consultant, and such individual’s accrued and unpaid vacation or paid time off as of the date hereof (and the amount of such accrual that is in excess of eight (80) hours per employee).
3.13    Real Property.  The Company does not own, or has ever owned, any real property. Section 3.13 of the Company Disclosure Letter sets forth a list of the real property currently leased, subleased or licensed by or from the Company (the “Leased Real Property”). The Company has provided or otherwise made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of the Leased Real Property, including all amendments, terminations and modifications thereof (the “Leases”). The Company has good and marketable title to the leasehold estates in all Leases in each case free and clear of all Liens, except for Liens incurred in the ordinary course of business consistent with past practice which would not impair the Company’s use of such property in any material way. The Company has no reason to believe that such title would not be insurable subject to customary exceptions. There is not, under any of the Leases, any material default by the Company, nor, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder. There are no other parties occupying the Leased Real Property other than the Company. The Leased Real Property is in good repair and operating condition (normal wear and tear excepted). Each of the Leases is valid and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law). With respect to those Leases that were assigned or subleased to the Company by a third party, all necessary consents to such assignments or subleases have been obtained.
3.14    Assets.  With respect to the material machinery, equipment, furniture, fixtures and other tangible property and assets purported to be owned, leased or used by the Company, the Company has good, legal and marketable title to all such assets free and clear of all Liens, except Permitted Liens, and such assets are in good repair and operating condition (normal wear and tear excepted). All such items of tangible property and assets which, individually or in the aggregate, are material to the operation of the business of the Company are suitable for the purposes used for the operation of such business. For purposes of clarity, this Section 3.14 does not relate to real property (such items being the subject of Section 3.13) or Intellectual Property (such items being the subject of Section 3.8).
3.15    Inventory.  All inventory of the Company, whether or not reflected in the Company Balance Sheet, consists of a quality and quantity usable and/or salable in the ordinary course of the Company’s Business consistent with past practice, except for obsolete, damaged (which, in the case of animals that are inventory, may mean sick or dead), defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Liens, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.
3.16    Environmental Matters. The Company is not, nor at any relevant time has been, in any material respect in violation of any applicable Environmental Law (as defined below). The Company holds, to the extent legally required, all Permits required pursuant to Environmental Laws that are material to the operation of the Company’s Business taken as a whole (“Environmental Permits”). The Company is in compliance in all material respects with the terms of the Environmental Permits. The Company has not received any written notice alleging any claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material Liability. For the purposes of this Section 3.16, (a) “Environmental Laws” shall mean all applicable Legal Requirements relating to pollution or protection of the environment, including laws and regulations relating to Releases (as defined below) or threatened Releases of Hazardous Materials (as defined below), (b) “Hazardous Materials” shall mean chemicals or substances which are designated by a Governmental Entity as a “pollutant”, “contaminant”, “toxic”, “hazardous” or “radioactive”, including friable asbestos, petroleum and petroleum products or any fraction thereof, and (c) “Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section 9601(22). To the Knowledge of the Company: (i) all real property now or previously owned or leased by the Company and all surface water, groundwater and soil associated with or adjacent to such property, is free of any chemicals, pollutants, contaminants, wastes, toxic substances or material environmental contamination of any nature; (ii) none of the real property now or previously owned or leased by the Company contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the real property now or previously owned or leased by the Company contains any septic tanks in which process wastewater or any chemicals, pollutants, contaminants, wastes or toxic substance have been released. To the Knowledge of the Company, any location to which the Company has sent or otherwise arranged for the disposal of any of its Hazardous Materials is not the subject of any investigation or remediation activity under applicable environmental laws, and the Company does not have any material Liabilities arising under any applicable Environmental Laws (including any Liabilities arising from any predecessor company, entity or Person or any Liabilities assumed by the Company through any agreement or by operation of law). The parties agree that the only representation and warranties related to Environmental Laws, Environmental Permits, and Hazardous Materials are those included in this Section 3.16 of this Agreement.
3.17    Contracts.
(a)    Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any Contract:
(i)    containing any covenant (1) “non-compete,” exclusivity, right of first refusal, right of first offer or similar agreement that restricts or purports to restrict (or, after the Closing, would restrict Parent, Merger Sub or any of their Subsidiaries) the types of products permitted to be sold by such Party, or the manner in which such Party may conduct any line of business, (2) covenant limiting in any material respect the right of the Company to engage in any line of business, engage in business in any location, or compete with, or solicit any customer of, any other Person, (3) covenant limiting the right of the Company to solicit, hire or retain any Person as an employee, consultant or independent contractor; (4) granting any exclusive distribution rights with respect to Company Products; or (5) any “most favored nation” provision for the benefit of any other Person;
(ii)    pursuant to which the Company has licensed from any third party any patent, trademark registration, service mark registration, trade name or copyright registration, other than any nonexclusive license that is available to the public generally, or providing for royalty or other similar payments by the Company;
(iii)    granting exclusive rights to any third party to any patents, trademark registrations, service mark registrations, trade names or copyright registrations owned by the Company;
(iv)    evidencing Indebtedness;
(v)    that is a Lease;
(vi)    that is a sales representative, marketing or advertising agreement;
(vii)    creating or involving any agency relationship, distribution arrangement or franchise relationship;

(viii)    creating any partnership or joint venture between the Company and any third party or providing for any sharing of material profits or losses by the Company with any third party;
(ix)    involving the acquisition or divestiture of any business or asset by the Company other than in the ordinary course of business consistent with past practice or investments in any Person by the Company or that provides for payment obligations by or to the Company (whether contingent or otherwise) in respect of earn-outs, deferred purchase price arrangements or similar arrangements that have arisen in connection with any such transactions;
(x)    pursuant to which the Company has continuing material obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company;
(xi)    that constitutes any material transfer agreement, research and development agreement, services agreement, clinical trial agreement, clinical research agreement, manufacture or supply agreement or similar Contract;
(xii)    that is a settlement agreement of any nature (other than settlement agreements that do not provide for any future payment or performance obligations on behalf of the Company);
(xiii)    in which the other party is a healthcare practitioner;
(xiv)    that relates to the purchase or sale of any asset by or to, or the performance of any services by or for, or otherwise involving as a counterparty, any Related Party;
(xv)    that provides for the indemnification of any Person by the Company;
(xvi)    that result in any Person holding a power of attorney from the Company;
(xvii)    containing any material obligations on the part of the Company, except for those Contracts disclosed in other sections of the Company Disclosure Letter;
(xviii)    that involves a payment to or from the Company in excess of $50,000 on its face in any given year in any individual case;
(xix)    any contract with Company’s top ten (10) customers based upon revenues during the most recently completed fiscal year;
(xx)    any employment or consulting agreement between the Company and any officer, individual employee or other person or entity on a full-time, part-time or consulting basis, other than at will offers of employment on the Company’s standard form provided to Parent that can be terminated by the Company on thirty (30) or fewer calendar days’ notice without payment by the Company of any severance; or
(xxi)    all outstanding loan agreements and/or promissory notes evidencing indebtedness to the Company by any current or former officer, director, employee or consultant.
(b)    Schedule. Section 3.17 of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company is a party. The Company has made available to Parent a true and complete copy of each Company Material Contract. Unless otherwise noted in Section 3.17(a)(vii) of the Company Disclosure Letter, all Company Material Contracts listed in Section 3.17(a)(vii) of the Company Disclosure Letter may be terminated by the Company at will on no more than thirty (30) days’ notice without material Liability or financial obligation to the Company.
(c)    No Breach. All Company Material Contracts are in full force and effect (except for those provisions thereof that have terminated or expired in accordance with the terms of such Company Material Contracts) and constitute legal, valid and binding agreements of the Company, enforceable in accordance with their terms against the Company and, to the Company’s Knowledge, against the other parties thereto, except in each case (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. Neither the Company, nor, to the Knowledge of the Company, any other party to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company taken as a whole. The Company has not waived any of its rights under any Company Material Contract.
3.18    Regulatory Compliance.
(a)    The operation of the Company Business is in material compliance with all applicable Legal Requirements, Company Permits, and orders or other requirements or procedures administered or enforced by the FDA, NIH, USDA or any other Governmental Entity.
(b)    Except as set forth in Section 3.18(b) of the Company Disclosure Letter, during the three (3) year period ending on the date of this Agreement, the Company has not had any product or manufacturing site subject to a Governmental Entity (including FDA or USDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters,” other requests or requirements from any Governmental Entity to make changes to the Company Products that if not complied with would reasonably be expected to result in a material Liability to, other material effect on, the Company, or similar notice from the FDA, NIH, USDA or other Governmental Entity alleging or asserting noncompliance with any applicable Legal Requirements, Company Permits or such requests or requirements of a Governmental Entity. To the Knowledge of the Company, none of the FDA, NIH, USDA or any other Governmental Entity is considering any such action.
(c)    To the Company’s Knowledge, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA, NIH, USDA or other Governmental Entity relating to the Company, the Company Business or the Company Products, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA, NIH, USDA or other Governmental Entity, as applicable.
(d)    There are and have been no preclinical studies or clinical trials conducted by or on behalf of the Company.
3.19    Insurance. The Company maintains insurance of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and in a similar stage of development. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof. There is no pending claim that would reasonably be expected to exceed the policy limits of such policies. Section 3.19 of the Company Disclosure Letter sets forth all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Company, including the type of coverage and the carrier of such policies.
3.20    Indebtedness with Affiliates. Except as set forth on Section 3.20 of the Company Disclosure Letter, the Company is not indebted to any director, officer, employee or Affiliate of the Company (except for amounts due as salaries and bonuses, other amounts due under Employment Agreements or employee benefit plans and amounts payable in reimbursement of expenses), and no such director, officer, employee or Affiliate is indebted to the Company.
3.21    Certain Payments.  Neither the Company nor, to the Company’s Knowledge, any director, officer, agent or employee of the Company, nor any other Person acting for or on behalf of the Company, has directly or indirectly, on behalf of the Company, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or Person, private or public, regardless of form, whether in money, property or services in material violation of any applicable Legal Requirement.
3.22    Board Approval; Vote Required.

(a)    The board of directors of the Company, by resolutions duly adopted by unanimous vote of those voting via written consent or at a meeting duly called and held has (i) determined that this Agreement and the Merger are fair to and in the best interests of the Company and the its shareholders and declared the Merger to be advisable, (ii) approved this Agreement and the Merger, and (iii) recommended that the Company’s shareholders approve the principal terms of the Merger and directed that such matter be submitted for consideration by the Company Shareholders, and no such determination, approval or recommendation or direction of the board of directors of the Company has been withdrawn, amended, modified or terminated. No state takeover statute is applicable to this Agreement, the Merger or the other Transactions, and the board of directors of the Company has taken all action necessary or required to render any such statute inapplicable to this Agreement, the Merger and the other Transactions.
(b)    The affirmative vote of the holders of at least a majority of the Company’s capital stock is the only vote of the holders of any class or series of capital stock or other equity interests of the Company necessary to authorize the Merger and the other Transactions.
3.23    Stock Records and Minute Books. The Company’s stock records and minute books have been made available to Parent and accurately and fairly reflect all minutes of meetings, resolutions and other material actions and proceedings of the Company and its shareholders and the board of directors of the Company and all committees thereof and, to the Knowledge of the Company, all issuances, transfers and redemptions of capital stock of the Company.
3.24    Related Party Transactions. Except as disclosed in Section 3.24 of the Company Disclosure Letter, (a) no Related Party has, and no Related Party has at any time during the prior three fiscal years had, any direct or indirect interest in any material asset used in or otherwise relating to the Company Business; (b) no Related Party is, or has been during the prior three fiscal years, indebted to the Company; (c) to the Company’s Knowledge, no Related Party is competing with, or has at any time during the prior three fiscal years competed directly with, the Company; and (d) to the Company’s Knowledge, no Related Party has any claim or right against the Company.
3.25    Customers, Licensees and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a list of (a) each customer or licensee that accounted for more than one percent (1%) of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Balance Sheet Date and the amount of revenues accounted for by such customer or licensee during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Company. No such customer, licensee or supplier has indicated within the past year that it will stop, or decrease the rate of, buying or licensing products or services or supplying products or services, as applicable, to the Company. No purchase order or commitment of the Company is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.
3.26    Complete Copies of Materials. Each document that the Company has delivered to Parent (or made available in an electronic “data room” for review by Parent), other than documents that have been redacted, is a true and complete copy of each such document, and in each case where a representation and warranty of Company in this Agreement requires the listing of documents and agreements, a true and complete copy of all such documents and agreements have been delivered to Parent (or made available in an electronic “data room” for review by Parent).
3.27    Disclosure.  To the Knowledge of the Company, no representation or warranty by the Company contained in this Agreement, and no statement contained in the Company Disclosure Letter or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company as follows:
4.1    Organization; Standing and Power; Governing Documents; Merger Sub. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of their state of incorporation, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.
4.2    Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole shareholder of Merger Sub and is the legal and beneficial owner of all issued and outstanding shares of Merger Sub. Merger Sub was formed solely for the purposes of effecting the Merger and the other Transactions. Except as contemplated by this Agreement, Merger Sub does not hold, nor has held, any material assets or incurred any material Liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the other Transactions. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
4.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, the Agreement of Merger and the other agreements, certificates and documents contemplated hereby, and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by Parent and Merger Sub of their respective obligations hereunder, and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate or other proceedings or actions on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other Transactions, subject only to the filing of the Agreement of Merger pursuant to the California Code. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company and, with respect to Article VIII only, the Shareholders’ Representative, constitutes a valid and binding obligation of Parent, enforceable against Parent and Merger Sub in accordance with their terms except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Non–Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance and compliance of this Agreement by Parent, and the consummation by Parent and Merger Sub of the Transactions does not and will not: (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or the Articles of Incorporation or Bylaws of Merger Sub; (ii) subject to compliance with the requirements set forth in Section 4.3(c), conflict with or violate any Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets is bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or Merger Sub (other than a Permitted Lien) pursuant to any material Contract to which Parent or Merger Sub is a party, except in each of the foregoing clauses (ii) and (iii) as would not reasonably be expected to have a Material Adverse Effect on Parent.
(c)    Necessary Consents. No consent, approval, waiver, order or authorization of, or registration, declaration, filing or registration with, or notification to, any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement, the performance by Parent or Merger Sub of their respective obligations hereunder or the consummation of the Merger and other Transactions, except for the Necessary Consents.
4.4    Compliance. Neither Parent nor any of its Subsidiaries is or has been in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause Parent to lose any material benefit or incur any material Liability. Parent has not received any written notice of or been charged with any material default or violation of any such Legal Requirements. There is no judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing the businesses conducted by Parent or any of its Subsidiaries as of the date hereof or the acquisition of material property by Parent or any of its Subsidiaries.
4.5    Litigation. There are no claims, suits, actions, proceedings or investigations of any nature pending or, to the knowledge of Parent, threatened in writing against, relating to or affecting Parent, Merger Sub or any of Parent’s other Subsidiaries, or the assets or properties of Parent or Merger Sub, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the Transactions or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the ability of Parent and Merger Sub to perform their respective obligations under this Agreement or consummate the Transactions, nor, to Parent’s knowledge, is there any reasonable basis therefor, or any facts, threats, claims or allegations that would reasonably be expected to result in any such threatened or pending action, suit, proceeding or investigation.
4.6    Sufficiency of Cash. Parent has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Merger Consideration and to consummate the Transactions contemplated by this Agreement.
ARTICLE V.
CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME
5.1    Conduct of Business by the Company.
(a)    Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, (ii) pay its debts and Taxes when due (taking into account permitted extensions), (iii) pay or perform other obligations when due, (iv) keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors and others having business dealings with it and (v)  use commercially reasonable efforts consistent with past practices to preserve intact its present business organization.
(b)    Required Consent. In addition, without limiting the generality of Section 5.1(a), except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1(b) of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this

Agreement pursuant to its terms or the Effective Time, the Company shall not directly or indirectly do any of the following:
(i)    Cause, permit or propose any amendments to the Governing Documents, or any shareholder agreements, or form or organize any Subsidiary;
(ii)    Adopt a plan of complete or partial liquidation or dissolution, or commence or agree to commence any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding in respect of the Company;
(iii)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of the Company;
(iv)    Split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;
(v)    Purchase, redeem or otherwise acquire any shares of its capital stock, except repurchases of unvested shares in connection with the termination of any Employee pursuant to stock option or purchase agreements in effect on the date hereof;
(vi)    Issue, grant, deliver, sell, authorize, pledge or otherwise encumber, propose, promise or make any commitment for the issuance, grant, delivery or sale of, any shares of Common Stock, or any securities convertible into shares of Common Stock, or subscriptions, rights, warrants or options to acquire any shares of Common Stock or any securities convertible into shares of Common Stock, or enter into other agreements or commitments of any character obligating the Company to issue any such securities or rights, other than issuances of Common Stock upon the exercise of Company Options;
(vii)    Acquire or agree to acquire by merging or consolidating with, or by purchasing any material equity or voting interest in or a material portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any asset for an amount in excess of $50,000 individually or any assets for an amount in excess of $150,000 in the aggregate;
(viii)    Sell, pledge, transfer, lease, license, mortgage, encumber or otherwise dispose of, or authorize the sale, pledge, transfer, lease, license, mortgage, encumbrance or other disposal of, any properties or assets, except the sale, lease or disposition of property or assets in the ordinary course of business consistent with past practice which are not material to the Company Business;
(ix)    Make any loans, advances or capital contributions to, or investments in, any other Person;

(x)    Change or modify its credit, collection, or payment policies, procedures, or practices, including accelerating collections, receivables or payables (whether or not past due) or failing to pay or delaying payment of payables or other Liabilities;
(xi)    Make any material change in its methods or principles of financial or Tax accounting since the Balance Sheet Date;
(xii)    Make, change or revoke any Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender any right to claim a Tax refund, settle or compromise any claim, notice, audit report or assessment in respect of Taxes or consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment;
(xiii)    Except as otherwise expressly permitted or contemplated by this Agreement or as required by applicable Legal Requirements, (1) establish, adopt, enter into, amend or terminate any Company Employee Plan or any other agreement, policy or arrangement, or stock option plan, or enter into any employment contract or collective bargaining agreement, in respect of any Employee, current or former director, or current or former consultant of the Company, (2) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus, remuneration (cash, equity or otherwise) or other benefit or amount to any Employee, current or former director, or current or former consultant of the Company (including rights to severance or indemnification), (3) grant, accelerate (except as contemplated by this Agreement) or increase any rights to severance or termination pay or change in control payments (or enter into any agreement to grant, accelerate or increase any rights to severance or termination pay or change in control payments or amend any existing arrangement providing for severance or termination pay or change in control payments with) any Employee, current or former director, or current or former consultant of the Company, (4) amend any Company Option, (5) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan, (6) hire any Employee or retain any consultant with annual base compensation in excess of $50,000, or (7) terminate the employment of any Employee or the services of any consultant other than for cause.
(xiv)    Grant any license (including a sublicense) under any Company Intellectual Property;
(xv)    Enter into or renew any Contracts containing any non-competition or exclusivity restrictions on the Company or the Company Business;
(xvi)    Incur any material indebtedness for borrowed money or any other Indebtedness or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person;

(xvii)    Make any capital expenditures other than routine expenditures consistent with past practice and reasonably necessary to the operation of the Company Business being less than $25,000 in each instance and less than $100,000 in the aggregate;
(xviii)    Fail to maintain in full force and effect the Company’s current insurance policies;
(xix)    (1) Terminate, cancel, modify or amend or take any actions that would cause the termination, cancellation, modification or amendment of any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof), (2) enter into any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof), or (3) waive, release or assign any rights under any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof);
(xx)    (1) Enter into any waiver, release, assignment, compromise or settlement of any pending or threatened investigation or litigation, (2) enter into any waiver, release, assignment, compromise or settlement of any material rights or Indebtedness, or (3) initiate any claim or litigation;
(xxi)    Amend, supplement or terminate any material Company Permit or any pending application for any material Company Permit;
(xxii)    Enter into, amend or supplement any Contract with a Related Party; or
(xxiii)    Agree, in writing or otherwise, to take any of the actions described in clauses “(i)” through “(xxii)” of this sentence.
ARTICLE VI.
ADDITIONAL AGREEMENTS
6.1    No Solicitation.
(a)    The Company will not, nor will it permit any of its directors, officers, employees, advisors, representatives or agents, to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company or any capital stock of the Company other than the Transactions (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.

(b)    The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.1 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties that Parent shall be entitled to seek an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.1 and to enforce specifically the terms and provisions hereof in any court of the United States or any state or any other jurisdiction having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by the Company or by any of its representatives shall be deemed to be a breach of this Agreement by the Company.
6.2    Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.
(a)    Confidentiality. The parties acknowledge that the Company and Parent have previously executed the Mutual Confidentiality Agreement, dated April 8, 2017 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Proprietary Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.
(b)    Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books (including, but not limited to, laboratory notebooks), records and personnel during the period prior to the Effective Time to obtain all information concerning the Company Business, including the status of development efforts related to Company Products, properties, results of operations and personnel, in each case solely for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information to Parent, (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected as of the date hereof, which confidentiality obligation, commitment or provision shall be disclosed to Parent, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party, (iii) cause the Company to waive a legal privilege. Any information obtained from the Company pursuant to the access contemplated by this Section 6.2(b) shall be subject to the Confidentiality Agreement.
(c)    No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 6.2 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
6.3    Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and agree on any press release or public statement with respect to this Agreement and the Transactions, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law or regulatory requirements or any listing agreement with any applicable national or regional securities exchange or market. Notwithstanding the foregoing, (a) each of the Company and Parent may make internal announcements to its employees as reasonably necessary to communicate the relevant details of the Merger, (b) Parent shall be entitled to respond to analysts’ questions in the ordinary course and in a manner consistent with any previous disclosure made in accordance with this Section 6.3 and (c) Parent and Company shall cooperate to issue a press release on the Closing Date to confirm the closing of the Transactions contemplated hereby.
6.4    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all actions reasonably necessary to cause the conditions precedent to the other party’s obligations to close set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, waiting period expirations or terminations, orders, and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement.
6.5    Termination of Certain Benefit Plans.  Unless otherwise requested by Parent not less than three (3) Business Days prior to the Closing, effective no later than the day immediately preceding the Closing Date, the Company shall terminate any and all plans intended to include a Code Section 401(k) arrangement (collectively, “Company 401(k) Plans”). Unless otherwise requested by Parent prior to the Closing, the Company shall terminate the Company Option Plan at the Effective Time, and no further Company Options or other rights shall be granted thereunder.

6.6    Tax Matters.
(a)    Tax Returns.
(i)    The Company shall prepare and timely file, or cause to be prepared or timely filed, all Tax Returns of the Company that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company, except as required by applicable law. At least ten (10) Business Days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld.
(ii)    Parent shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Company for any periods ending on or prior to the Closing Date that are filed after the Closing Date and all Tax Returns for the Company for any Straddle Periods. Parent shall deliver to the Shareholders’ Representative for the Shareholders’ Representative’s review and comment a copy of each such Tax Return at least fifteen (15) Business Days prior to the due date for the filing of such Tax Return (taking into account any extension). Parent shall consider in good faith any comments that are received from the Shareholders’ Representative at least five (5) Business Days prior to the due date for the filing of such Tax Return. The Company Equityholders shall be responsible for all Taxes relating to the Pre-Closing Tax Period payable in connection with such Tax Returns but only to the extent such Taxes were included in the calculation of Net Closing Cash. The Shareholders’ Representative and Parent shall instruct the Escrow Agent to release from the Escrow Fund the amount due to Parent for the Company Equityholders’ share of Taxes relating to the Pre-Closing Tax Period under this Section 6.6(a)(ii) at least two (2) Business Days before payment of Taxes (including estimated Taxes) is due to the Tax Authority, except to the extent such Taxes were taken into account in the calculation of Net Closing Cash. For purposes of this Agreement, the pre-closing portion of any Taxes that are payable with respect to any Straddle Period will be: (1) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period; provided, however, that only property that was owned by the Company as of the Closing shall be included in this calculation; and (2) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date.
(b)    Tax Contests. Parent and the Surviving Corporation, on the one hand, and the Shareholders’ Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not limit any of the indemnification obligations under Article VIII (except to the extent such failure actually prejudices the defense of such Tax Contest). Parent shall have the right to control the conduct of all Tax Contests, including any settlement or compromise thereof; provided, however, that the Parent shall keep Shareholders’ Representative reasonably informed of the progress of any such Tax Contest and Parent shall not effect any such settlement or compromise with respect to which the Company Equityholders are liable without Shareholders’ Representative’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each party shall bear its own costs for participating in such Tax Contest, except that Parent may be entitled to indemnification for its costs pursuant to this Agreement. In the event of any conflict or overlap between the provisions of this Section 6.6(a)(ii) and Section 8.6, the provisions of this Section 6.6(a)(ii) shall control.
(c)    Cooperation on Tax Matters. Parent, the Surviving Corporation and the Shareholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be reasonably relevant to any such Tax Return or Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(d)    Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by the Company Equityholders. The Company (or Surviving Corporation, as applicable) hereby agrees to file, or cause to be filed, in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes. The Company (or Surviving Corporation, as applicable) shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by (or on behalf of) the Company Equityholders.
6.7    FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent and that satisfies the requirements of Treasury Regulation Sections 1.1445‑2(c)(3) and 1.897-2(h), together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing.
6.8    Third Party Consents. Prior to the Closing Date, (a) the Company shall obtain and provide to Parent all consents and waivers required in connection with the Merger from third parties to all Company Material Contracts, and (b) the Company shall use commercially reasonable efforts to obtain and provide to Parent all consents and waivers required in connection with the Merger from third parties to all other Contracts to which the Company is a party and which are listed in Section 6.8 of the Company Disclosure Letter. If the lessor or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security

(including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security.
6.9    Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations, as applicable, under or relating to this Agreement. Neither Merger Sub shall engage in any business which is not in connection with the Merger pursuant to this Agreement.
6.10    Notification of Certain Matters. The Company shall give prompt written notice to Parent of (a) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (b) any notice or other communication from any third party whose consent is required in connection with the Transactions that such third party refuses to give such consent, (c) any Material Adverse Effect on the Company, (d) any breach of any of the Company’s representations, warranties, agreements, obligations or covenants pursuant to this Agreement or (e) the occurrence or existence of any event that results, or with notice or the passage of time or otherwise, is reasonably likely to result, in the failure of the conditions set forth in Article VII; provided, however, that the delivery of notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to Parent.
6.11    Section 280G of the Code.
(a)    Parent and the Company acknowledge that the consideration payable pursuant to this Agreement and certain other amounts which may be received by any person in connection with the Transactions may be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)). The Company shall obtain and deliver to Parent, prior to the solicitation of the requisite approval of the Company’s shareholders described in Section 6.11(b), a Section 280G Waiver from each person who is a “disqualified individual” (within the meaning of Section 280G), as determined immediately prior to the initiation of the solicitation of the requisite approval of the Company’s shareholders described in Section 6.11(b), and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G in connection with the Transactions, unless the requisite approval of the Company’s shareholders of such parachute payments is obtained pursuant to Section 6.11(b).
(b)    As soon as practicable following the delivery by the Company to Parent of the Section 280G Waivers, the Company shall submit to the Company’s shareholders for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Section 280G Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G, and prior to the Effective Time the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a vote of the Company’s shareholders was solicited in conformance with Section 280G, and the requisite approval of the Company’s shareholders was obtained with respect to any payments and/or benefits that were subject to such vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Section 280G Waiver, such “parachute payments” shall not be made or provided.

(c)    The form of the Section 280G Waiver and any materials to be submitted to the Company’s shareholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld.
6.12    Closing Date Allocation Schedule. At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent the Closing Date Allocation Schedule, and thereafter through the Closing any interim updates to the Closing Date Allocation Schedule as necessary for the information reflected thereon to be accurate in all material respects as of the Closing Date.
6.13    D&O Indemnification Obligations.
(a)    From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, and under the Governing Documents as in effect immediately prior to the Effective Time, each such individual who is now, or has been at any time prior to the date of this Agreement, a director or officer of the Company or any of its predecessors (each, a “Company Indemnified Party”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses incurred in advance of the final disposition of any action, suit, proceeding or investigation (a “Proceeding”), whether civil, criminal or administrative, against a Company Indemnified Party to the fullest extent permitted by applicable law and the Governing Documents upon receipt of any undertaking required by applicable law or reasonably requested by the Surviving Corporation), judgments, fines and amounts paid in settlement in connection with any such threatened or actual Proceeding in respect of acts, errors or omissions of such Persons in such capacities occurring prior to the Closing. Parent’s and the Surviving Corporation’s obligations under this Section 6.13(a) shall continue in full force and effect for the period beginning upon the Effective Time and ending six years from the Effective time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.
(b)    In the event that (i) the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.13.
(c)    The obligations of Parent and the Surviving Corporation under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party to whom this Section 6.13 applies without the consent of such affected Company Indemnified Party unless such termination or modification is required by applicable law. The provisions of this Section 6.13 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Company Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

6.14    Shareholder Approval.
(a)    As expeditiously as possible after the date of this Agreement, and in any event within five (5) Business Days after the date of this Agreement, the Company shall, in accordance with the California Code and the Governing Documents, use commercially reasonable efforts to solicit Written Consents from the Company Shareholders who have not already executed the Written Consents prior to the execution and delivery of this Agreement, and shall deliver a copy of any executed additional Written Consents to Parent. The Company or the Surviving Corporation, as applicable under Section 1300 of the California Code, shall comply with all notice requirements under Section 1301 of the California Code.
(b)    Any materials to be submitted to the Company Shareholders in connection with the solicitation of their approval of this Agreement shall be subject to review and reasonable approval by Parent and shall include information regarding the Company, the terms of the Merger, this Agreement and the recommendation of the board of directors of the Company to adopt and approve this Agreement, the Escrow Agreement, the Merger and the other Transactions, and a statement that the board of directors of the Company has unanimously determined that the terms of the Merger and this Agreement are fair to and in the best interests of the Company and the Company Shareholders.
6.15    Assignment of Spousal Rights to Intellectual Property. Promptly following the date of this Agreement, the Company (and following the Closing, the current management of the Company who shall remain employed with the Surviving Corporation) shall use reasonable commercial efforts to deliver to Parent a community property interest assignment in a form reasonably acceptable to Parent from each spouse of an employee who has delivered an inventions assignment agreement to the Company.
ARTICLE VII.
CONDITIONS TO THE MERGER
7.1    Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
(a)    Company Shareholder Approval. This Agreement and the Transactions hereunder shall have been approved and adopted by the Requisite Shareholder Approval.
(b)    No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which prohibits, restrains or enjoins the consummation of the Merger, and there shall not be any Governmental Entity or any third party seeking to prohibit, restrain or enjoin the consummation of the Merger or the other Transactions.
7.2    Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) (it being understood that, for purposes of determining the accuracy of such representations, all representations and warranties of Parent and Merger Sub contained in this Agreement that are already qualified by “material,” “materiality” or “Material Adverse Effect” shall be true and correct in all respects; for the avoidance of doubt, in no event shall the foregoing terms of this parenthetical be construed to eliminate all materiality qualifiers when assessing a representation or warranty in the context of this Section 7.2(a)). The Company shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized signatory of Parent and a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized signatory of Merger Sub.
(b)    Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized signatory of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized signatory of each of Merger Sub.
7.3    Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:
(a)    Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) (it being understood that, for purposes of determining the accuracy of such representations, all representations and warranties of the Company contained in this Agreement that are already qualified by “material,” “materiality” or “Material Adverse Effect” shall be true and correct in all respects; for the avoidance of doubt, in no event shall the foregoing terms of this parenthetical be construed to eliminate all materiality qualifiers when assessing a representation or warranty in the context of this Section 7.3(a)). Parent and Merger Sub shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company, with respect to the representations and warranties of the Company, by an authorized signatory of the Company.
(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company.
(c)    Material Adverse Effect on the Company. No Material Adverse Effect on the Company shall have occurred since the date of this Agreement, and there shall not have occurred any change, event, development, state of facts, effect or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect.
(d)    Existing Collaborations. Each Existing Collaboration shall be in full force and effect.
(e)    Closing Notice. Parent shall have received the Closing Notice as provided in Section 2.12(a), in a form reasonably satisfactory to Parent.
(f)    Section 280G. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any person in connection with the Transactions, (i) the Company shall have received and delivered to Parent a Section 280G Waiver from each person the Company reasonably believes is receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G prior to soliciting the Section 280G Approval and (ii) the Company Shareholders shall have (1) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” subject to a Section 280G Waiver or (2) shall have voted upon and disapproved such parachute payments subject to a Section 280G Waiver, and, as a consequence, such “parachute payments” subject to a Section 280G Waiver shall not be paid or provided for in any manner and Parent and its Subsidiaries shall not have any liabilities with respect to such “parachute payments.”
(g)    Resignations. The Company shall have delivered to Parent resignations of the directors and officers of the Company, in form and substance satisfactory to Parent, each effective as of the Effective Time, but such resignations shall not constitute terminations of employment of any directors and/or officers who are also employees of the Company.
(h)    Escrow Agreement. The Escrow Agent and the Shareholders’ Representative shall have executed and delivered to Parent an escrow agreement substantially in the form attached hereto as Exhibit E (with such changes as the Escrow Agent may reasonably request, the “Escrow Agreement”), pursuant to which a portion of the aggregate Merger Consideration (as defined in Article I) shall be placed in an escrow account to satisfy and secure the obligations set forth in Article VIII.

(i)    Shareholders’ Representative Expense Fund. The Shareholders’ Representative Expense Fund shall be deducted from the Merger Consideration and placed in an account designated by the Shareholders’ Representative for use by the Shareholders’ Representative in accordance with Sections 8.2(b) and 8.5(c).
(j)    Required Consents. Parent shall have received written evidence reasonably satisfactory to it that all consents, waivers and licenses set forth on Section 6.8 of the Company Disclosure Letter shall have been received.
(k)    Optionholder Consents. Optionholders representing at least eighty percent (80%) of the Company’s outstanding Options as of the Closing Date shall have executed and delivered to the Company an Optionholder Consent Agreement.
(l)    Liens. There shall be no Liens, other than Permitted Liens, on any property or assets of the Company.
(m)    Secretary’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company (i) certifying that attached thereto are correct and complete copies of the Certificate of Incorporation and Bylaws of the Company (each as amended through the Closing Date ) in effect immediately prior to the Effective Time, (ii) certifying that attached thereto is a recent good standing certificate of the Company, duly certified by the Secretary of State of the State of California, (iii) certifying that attached thereto are true and correct copies of resolutions duly adopted by the board of directors of the Company and the written consents or resolutions, as applicable, of the shareholders of the Company authorizing and approving the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the Transactions, and (iv) certifying the incumbency, signature and authority of the officers of the Company authorized to execute, deliver and perform this Agreement and all other documents, certificates, instruments or agreements related hereto or thereto executed or to be executed by the Company.
(n)    Offer Letters. The individuals listed on Section 7.3(n) of the Company Disclosure Letter shall have entered into and delivered to Parent offer letters in substantially the form of Exhibit F, which offer letters shall remain in full force and effect.
(o)    Non-competition Agreements. The Company and the individuals listed on Section 7.3(o) of the Company Disclosure Letter shall have entered into and delivered to Parent non-competition agreements in substantially the form of Exhibit G, which non-competition agreements shall remain in full force and effect.
(p)    Loans. The Company shall have provided evidence satisfactory to Parent that each Service Provider Note has either been repaid or forgiven, and cancelled, and any such loan forgiveness has been reported as compensation income in a manner reasonably satisfactory to Parent, and all applicable withholding Taxes have been paid or satisfied, or that such Service Provider Note will be repaid from the proceeds payable under this Agreement to any such Company Equityholder.

(q)    Vacation and Paid Time Off. The Company shall have provided evidence satisfactory to Parent that all accrued but unpaid vacation or paid time off for the employees of the Company as of immediately prior to the Effective Time in excess of eighty (80) hours per employee shall have been paid in full.
ARTICLE VIII.
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; ESCROW
8.1    Survival of Representations and Warranties.
(a)    All representations and warranties of the Company contained in this Agreement and any certificate delivered by the Company pursuant to this Agreement shall survive the consummation of the Merger and continue until the Escrow Termination Date, at which time such representations and warranties shall terminate; provided, however, that the representations and warranties in Section 3.8(h)(i) (Intellectual Property) (the “Specified IP Representation”) and related indemnity obligations shall survive until the date that is two (2) years following the Closing Date (the “Specified IP Representation Survival Period”); provided, further ,that Section 3.1 (Organization; Standing and Power; Governing Documents; Subsidiaries), Section 3.2 (Capital Structure), Section 3.3 (Authority; Non-Contravention; Necessary Consents), the representations and warranties in Section 3.7 (Taxes) and Section 3.11 (Brokers’ and Finder’s Fees; Fees and Expenses) (together, the “Fundamental Representations”) and related indemnity obligations will survive until thirty (30) days after the expiration of the applicable statute of limitations (the “Survival Period”); provided, further, that if at any time prior to the termination of any specific representation or warranty, an Indemnified Party has duly delivered to the Shareholders’ Representative a valid Indemnification Demand or Claim Notice (with such Indemnification Demand or Claim Notice satisfying the requirements set forth in Sections 8.6(a) or 8.7(a), as applicable) relating to such representation or warranty, then the representation or warranty underlying the claim asserted in such Indemnification Demand or Claim Notice shall survive until such time as such claim is resolved. The Company and Parent expressly agree pursuant to this Section 8.1 to shorten the statutes of limitation applicable to all claims and causes of action based directly or indirectly upon inaccuracies in or breaches of the representations and warranties other than the Fundamental Representations made by the Company in this Agreement. The respective covenants, agreements and obligations of the parties contained in this Agreement shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance, or (ii) if not fully performed or fulfilled, until the later of the end of the applicable statute of limitations and any extensions thereof. Notwithstanding the fact that the Specified IP Representation Survival Period extends past the Escrow Termination Date, in no event shall any amounts withheld from the Company Equityholders under the Right of Setoff with respect to breaches of the Specified IP Representation, when combined with all amounts recovered by Parent from the Escrow Fund, exceed the Escrow Amount.
(b)    The representations, warranties, agreements, obligations and covenants of the Company, and the rights and remedies that may be exercised by the Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, the Indemnified Parties or their representatives.
8.2    Escrow Deposits.
(a)    Escrow Fund. Promptly at the Closing, and without any act of any Company Equityholder, Parent shall deposit the Escrow Amount with the Escrow Agent. For purposes of determining the reduction in the amount of Merger Consideration payable to each Company Equityholder pursuant to Section 2.7, Parent will be deemed to have contributed on behalf of each Company Equityholder, his, her or its pro rata portion of the Escrow Amount to the Escrow Fund to be governed under the terms set forth in this Agreement and in the Escrow Agreement.
(b)    Shareholders’ Representative Expense Fund. Promptly at the Closing, Parent shall cause to be deposited with the Shareholders’ Representative an aggregate amount equal to the Shareholders’ Representative Expense Fund to be held for the purpose of funding any reasonable expenses of the Shareholders’ Representative arising in connection with the administration of the Shareholders’ Representative’s duties in this Agreement and any agreements ancillary hereto after the Effective Time, as determined in the sole discretion of the Shareholders’ Representative.
8.3    Indemnification; Escrow Fund; Right of Setoff.
(a)    From and after the Closing Date (but subject to Section 8.1 and the limitations set forth in Section 8.3(d)), each Indemnified Party shall be defended and held harmless, severally and not jointly, by the Company Equityholders and shall be indemnified, severally and not jointly, by the Company Equityholders from and against any Losses which are suffered or incurred by any Indemnified Party or to which any Indemnified Party may otherwise become subject (regardless of whether or not such Losses relate to any Third-Party Claim) and which arise from or as a result of:
(i)    any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or any certificate delivered by the Company pursuant to this Agreement;
(ii)    any failure by the Company to perform or comply with any agreement, obligation or covenant of the Company contained in this Agreement;
(iii)    (1) any Taxes of the Company with respect to any Pre-Closing Tax Period to the extent such Taxes were not included in the calculation of Net Closing Cash, (2) any Taxes for which the Company (or a predecessor thereof) is held liable under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time before the Closing Date to the extent such Taxes were not included in the calculation of Net Closing Cash, and (3) the Taxes of any Person (other than the Company) imposed on the

Company as a transferee or successor, by Contract or otherwise, in each case as a result of a transaction consummated before the Closing Date;
(iv)    any claim by any holder or former holder of Common Stock exercising dissenters’ rights or rights of appraisal in respect of such holder’s Dissenting Shares, together with all reasonable costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by Parent in respect of such holder’s exercise;
(v)    any inaccuracy in the Closing Date Allocation Schedule, including to the extent any Company Equityholder is entitled to receive any amounts in connection with the Merger (in such Company Equityholder’s capacity as an Company Equityholder) in excess of the amounts indicated on the Closing Date Allocation Schedule; and
(vi)    fraud, intentional misrepresentation or willful misconduct on the part of the Company.
(b)    In the event any Indemnified Party shall suffer any Losses for which such Indemnified Party is entitled to indemnification under this Article VIII, subject to Section 8.3(d), such Indemnified Party shall be entitled to recover such Losses by obtaining the amount from the Escrow Fund equal in value to the aggregate amount of such Losses. Notwithstanding the forgoing, if an Indemnified Party is entitled to indemnification under this Article VIII as a result of any inaccuracy or breach of any representation or warranty set forth in Section 3.8(h)(i) (Intellectual Property) or of a Fundamental Representation (collectively, the “Special Claims”), Parent shall have the right to setoff (the “Right of Setoff”), on a dollar for dollar basis, the amount of Losses arising from such Special Claim against Milestone Payment Amounts or Revenue Sharing Amounts payable (but not any Milestone Payment Amounts or Revenue Sharing Amounts previously paid) to the Company Equityholders. Once a Special Claim is finally determined in accordance with this Agreement, if the Losses relating to such Special Claim are determined to be less than the amount setoff against the applicable Milestone Payment Amounts or Revenue Sharing Amounts, Parent shall pay to the Company Equityholders in accordance with the Closing Date Allocation Schedule the remaining amount of such Milestone Payment Amounts or Revenue Sharing Amounts via wire transfer of immediately available funds.
(c)    Notwithstanding anything to the contrary contained herein, the Escrow Fund shall not be available to compensate any of the Indemnified Parties for any Losses, and no Indemnified Party shall be entitled to recover from the Escrow Fund unless and until the Indemnified Parties have incurred Losses in excess of $100,000 in the aggregate (the “Deductible Amount”), in which event the Indemnified Parties shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of such Losses in excess of the Deductible Amount. The Deductible Amount shall not apply to (i) any inaccuracy in or breach of any Fundamental Representations or (ii) the matters referenced in Sections 8.3(a)(ii) through 8.3(a)(vi).
(d)    Notwithstanding anything to the contrary contained herein: (i) any Losses recoverable from the Right of Setoff and the Escrow Fund hereunder shall be reduced in amount by any insurance proceeds actually realized by any Indemnified Party that are directly attributable to such Losses (provided that the Indemnified Party shall not be required to litigate any dispute, or otherwise bring any claim, lawsuit or other proceeding to obtain such insurance proceeds); and (ii) no Losses (other than Losses from Third Party Claims) shall be recoverable from the Escrow Fund hereunder that constitute punitive or consequential damages, or any damages related to diminution in value.
(e)    All claims for recovery for any Loss or Losses from the Escrow Fund shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement and the Escrow Agreement.
8.4    Limitation on Remedies.
(a)    The Right of Setoff, where applicable, and recovery from the Escrow Fund shall be the sole and exclusive remedies of the Indemnified Parties under this Agreement or for any Losses incurred by any Indemnified Party (other than claims for injunctive relief and/or specific performance of covenants that require performance after the Closing), and the Indemnified Parties shall in all cases proceed against the Escrow Fund until it has been exhausted prior to exercising the Right of Setoff (provided that any amounts in the Escrow Fund subject to a claim by an Indemnified Party pursuant to Section 8.3 shall be considered exhausted for this purpose). Notwithstanding the foregoing, (i) liability for any Losses based on any inaccuracy in or breach of any Fundamental Representations or the matters referenced in Sections 3.8(h)(i) and 8.3(a)(ii) through 8.3(a)(vi) shall not be limited to the Right of Setoff and recovery from the Escrow Fund, and instead shall be limited to the aggregate amount of the Merger Consideration paid, or due and payable, under this Agreement, and (ii) a Company Equityholder’s liability for his, her or its own fraud, intentional misrepresentation or willful misconduct shall not be limited under this Article VIII. For the avoidance of doubt, in no event will any Company Equityholder be liable to the Indemnified Parties for any amounts in excess of the portion of the Merger Consideration actually received by, or in the case of the Escrow Fund and the Shareholders’ Representative Expense Fund, allocated to, such Company Equityholder (except in circumstances of fraud, intentional misrepresentation or willful misconduct by such Company Equityholder).
8.5    Shareholders’ Representative; Advisory Committee.
(a)    By virtue of the approval and adoption of this Agreement by the requisite consent of the Company Shareholders, each of the Company Equityholders shall be deemed to have agreed to appoint (i) Shareholder Representative Services LLC as its exclusive agent and attorney-in-fact (the “Shareholders’ Representative”) for and on behalf of the Company Equityholders to give and receive notices and communications; to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of claims by any Indemnified Party; to object to such payments; to challenge any determination of Parent or the Surviving Corporation with respect to amounts alleged as due as Milestone Payment Amounts or Revenue Sharing Amounts; to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to claims; to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any claim by any Indemnified Party against any Company Equityholder or by any such Company Equityholder against any Indemnified Party, or any claim against Parent or the Surviving Corporation with respect to any alleged Milestone Payment Amount or Revenue Sharing Amount; or any dispute between any Indemnified Party and any such Company Equityholder, or between Parent or the Surviving Corporation and any Company Equityholder with respect to any alleged Milestone Payment Amount or Revenue Sharing Amount, in each case relating to this Agreement or the Transactions, and to take all other actions that are either (1) necessary or appropriate in the judgment of the Shareholders’ Representative for the accomplishment of the foregoing or (2) specifically mandated by the terms of this Agreement or the Escrow Agreement; and (ii) Robert Etches and Robert Cochran as the members of an advisory committee (the “Advisory Committee”) to exercise discretionary decision-making authority over the actions of the Shareholders’ Representative with respect to its obligations under this Agreement. Notwithstanding the foregoing, the Shareholders’ Representative shall have no obligation to act on behalf of the Company Equityholders, except as expressly provided herein, in the Escrow Agreement and in the SRS Engagement Letter, and for purposes of clarity, there are no obligations of the Shareholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. Such agency may be changed by the Company Equityholders with the right to a majority in interest of the Escrow Fund from time to time. Notwithstanding the foregoing, the Shareholders’ Representative or any member of the Advisory Committee may resign at any time by providing written notice of intent to resign to the Company Equityholders, which resignation shall be effective upon the earlier of (1) thirty (30) calendar days following delivery of such written notice or (2) the appointment of a successor by the holders of a majority in interest of the Escrow Fund. The immunities and rights to indemnification shall survive the resignation or removal of the Shareholders’ Representative, any member of the Advisory Committee and the Closing and/or any termination of this Agreement, the Escrow Agreement and the SRS Engagement Letter. No bond shall be required of the Shareholders’ Representative or the Advisory Committee. Further rights, responsibilities and limitations of the Shareholders’ Representative and the Advisory Committee shall be as set forth in the SRS Engagement Letter.
(b)    The Shareholders’ Representative shall be entitled to: (i) rely upon the Closing Date Allocation Schedule, (ii) rely upon any signature reasonably believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Equityholder or other party. A decision, act, consent or instruction of the Shareholders’ Representative under this Agreement, the Escrow Agreement or the SRS Engagement Letter, including an amendment, extension or waiver of this Agreement pursuant to Sections 9.4 or 9.5 hereof, shall constitute a decision of the Company Equityholders and shall be final, binding and conclusive upon the Company Equityholders and such Company Equityholder’s successors as if expressly confirmed and ratified in writing by such Company Equityholder. The powers, immunities and rights to indemnification granted to the Shareholders’ Representative and the Advisory Committee hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Equityholder of the whole or any fraction of his, her or its interest in the Escrow Fund.

(c)    The Shareholders’ Representative shall be entitled to withdraw amounts from the Shareholders’ Representative Expense Fund as are reasonably necessary for the performance of the Shareholders’ Representative’s duties under this Section 8.5, including, without limitation, amounts necessary to retain and compensate representatives of the Shareholders’ Representative, including, without limitation, such legal, financial and accounting advisors as the Shareholders’ Representative deems necessary and proper, in each case at the sole discretion of the Shareholders’ Representative Agent. The Company Equityholders will not receive any interest or earnings on the Shareholders’ Representative Expense Fund and irrevocably transfer and assign to the Shareholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Shareholders’ Representative will not be liable for any loss of principal of the Shareholders’ Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Shareholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Shareholders’ Representative’s responsibilities, the Shareholders’ Representative will deliver any amounts remaining in the Shareholders’ Representative Expense Fund (the “Remaining Expense Fund”) to Parent for further distribution to the Company Equityholders according to the following procedures: (1) Parent shall distribute or cause to be distributed to the Company Shareholders their proportionate share of an amount equal to (A) the Remaining Expense Fund, less (B) the amounts payable to the Company Optionholders in respect of the Remaining Expense Fund, less (C) the amount of Taxes payable by Parent, the Company, the Surviving Corporation or their Subsidiaries with respect to the amounts payable to the Company Optionholders in respect of the Remaining Expense Fund, and (2) Parent shall pay to the Surviving Corporation, and the Surviving Corporation shall pay to the Company Optionholders the proportionate amounts payable to them in respect of the Remaining Expense Fund (after deduction of the amount in clause (C) above) through the Surviving Corporation’s payroll, subject to all applicable withholding Taxes; provided, that Parent shall be under no obligation to pay any amounts under this Section 8.5(c) until it has received an updated Closing Date Allocation Schedule from the Shareholders’ Representative setting forth the proportion (expressed as a percentage) of such amounts that each Company Equityholder is entitled to receive from such payments. For Tax purposes, the Shareholders’ Representative Expense Fund shall be treated as having been received and voluntarily set aside by the Company Equityholders at the time of Closing.
(d)    Neither the Shareholders’ Representative nor the Advisory Committee (in its capacity as such) will incur any liability of any kind with respect to any action or omission by the Shareholders’ Representative or the Advisory Committee in connection with the Shareholders’ Representative’s or the Advisory Committee’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Shareholders’ Representative’s or the Advisory Committee’s gross negligence or willful misconduct; provided that the foregoing shall not limit the Shareholders’ Representative’s right to indemnification from the members of the Advisory Committee in their capacity as Company Equityholders. Neither the Shareholders’ Representative nor the Advisory Committee shall be liable to the Company Equityholders for any action or omission pursuant to the advice of counsel. The Company Equityholders will indemnify, defend and hold harmless the Shareholders’ Representative and the Advisory Committee from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Shareholders’ Representative’s execution and performance of this Agreement, the Advisory Committee’s performance of this Agreement and execution and performance of the SRS Engagement Letter, and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Shareholders’ Representative or the Advisory Committee, the Shareholders’ Representative or the Advisory Committee, as the case may be, will reimburse the Company Equityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Shareholders’ Representative or the Advisory Committee by the Company Equityholders, any such Representative Losses may be recovered by the Shareholders’ Representative and the Advisory Committee from (i) the funds in the Shareholders’ Representative Expense Fund, (ii) the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Company Equityholders, and (iii) from any Milestone Payment Amount at such time as any such amounts would otherwise be distributable to the Company Equityholders; provided, that while this section allows the Shareholders’ Representative and the Advisory Committee to be paid from the aforementioned sources of funds, this does not relieve the Company Equityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Shareholders’ Representative or the Advisory Committee from seeking any remedies available to it at law or otherwise. In no event will the Shareholders’ Representative or the Advisory Committee (in its capacity as such) be required to advance its own funds on behalf of the Company Equityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Company Equityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholders’ Representative and the Advisory Committee under this Section. The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholders’ Representative or the Advisory Committee or the termination of this Agreement.
8.6    Third-Party Claims.
(a)    In the event that an Indemnified Party becomes aware of a third-party claim (a “Third-Party Claim”) that the Indemnified Party reasonably believes may result in a demand against the Escrow Fund or for other indemnification pursuant to this Article VIII, Parent shall promptly notify the Shareholders’ Representative and the Escrow Agent, if the Escrow Fund has not ceased to exist, of such claim (a “Claim Notice”); provided, however, that no delay or failure on the part of an Indemnified Party in delivering any Claim Notice shall relieve the Company Equityholders from any liability hereunder except and to the extent the Company Equityholders have been actually prejudiced by such delay or failure.

(b)    Parent may, at its election, undertake and conduct the defense of such Third-Party Claim (except to the extent such Claim may be controlled by the Shareholders’ Representative pursuant to Section 6.6(a)(ii)) upon written notice of such election to the Shareholders’ Representative within thirty (30) days after delivery of the Claim Notice. The Shareholders’ Representative shall be entitled to participate in, but not to determine or conduct, the defense of such Third-Party Claim, unless such participation would affect any privilege of Parent in respect of such Third-Party Claim; provided, however, that Parent shall have the right in its reasonable discretion to settle any such claim; provided, further, that except with the prior written consent of the Shareholders’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned), no settlement of any such Third-Party Claim with third-party claimants shall be determinative of any Losses relating to such matter. Notwithstanding the foregoing, the Shareholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Shareholders’ Representative does not affect any privilege relating to the Indemnified Party.
(c)    If Parent does not so elect to undertake and conduct the defense of such Third-Party Claim, the Shareholders’ Representative may undertake the defense of and use all reasonable efforts to defend such claim and shall consult with Parent regarding the strategy for defense of such claim, including with respect to the Shareholders’ Representative choice of legal counsel; provided, however, that the Shareholders’ Representative shall have the right in their reasonable discretion to settle any such claim; provided, further, that except with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), no settlement of any such Third-Party Claim with third-party claimants shall be determinative of any Losses relating to such matter. Notwithstanding the foregoing, in the event that (i) the control of the defense by the Shareholders’ Representative would be inappropriate due to a conflict of interest or because the Indemnified Party has been advised by counsel that in such counsel’s opinion it has claims or defenses that are unavailable to the Company Equityholder which the Shareholders’ Representative is unable or unwilling to assert, (ii) such Third-Party Claim (or the facts or allegations related to such Third-Party Claim) involves criminal allegations or seeks equitable or injunctive relief, or (iii) the Shareholders’ Representative fail at any time to conduct the defense of such proceeding, claim or demand in a reasonably active and diligent manner, then Parent shall have the right to assume the control of such defense. Until the Shareholders’ Representative assumes the defense of any such Third-Party Claim, the Indemnified Party may defend against such Third-Party Claim in any manner the Indemnified Party reasonably deems appropriate at cost and expense of the Company Equityholder if the Company Equityholder are liable for indemnification hereunder. Notwithstanding any other provision of this Article VIII, the Shareholders’ Representative shall not enter into any compromise, settlement agreement or consent decree with respect to any such Third-Party Claim without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) unless such compromise, settlement agreement or consent decree (x) provides solely for the payment of money in an amount that is less than the amount of the Escrow Amount then remaining in the Escrow Fund, (y) contains a complete and unconditional release by the third party asserting the Third-Party Claim of the Indemnified Party and (z) does not contain any direct or indirect requirements upon or provisions for or impose any obligations on the Indemnified Party.
(d)    The party controlling the defense of a Third-Party Claim (the “Controlling Party”) shall (i) keep the other party (the “Non-Controlling Party”) advised of the status of such claim and the defense thereof (including all material developments and events relating thereto) and shall consider in good faith recommendations made by the Non-Controlling Party with respect thereto and (ii) make available to the Non-Controlling Party any documents or materials in its possession or control that may be necessary to understand the defense of such claim (subject to protection of the attorney-client privilege). If requested by the Controlling Party, the Non-Controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third-Party Claim (including copies of any summons, complaints or other pleadings which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise reasonably cooperate with and assist the Controlling Party in the defense of such Third-Party Claim.
8.7    Notice of Indemnity Claims Other than Third-Party Claims.
(a)    In order to seek indemnification under this Article VIII other than with respect to a Third-Party Claim, the applicable Indemnified Party shall deliver a written demand (an “Indemnification Demand”) to the Shareholders’ Representative and to the Escrow Agent, if the Escrow Fund has not ceased to exist. The Indemnification Demand shall contain (i) a description and the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.3(a) for such Losses and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Losses.
(b)    The Shareholders’ Representative may object to any liability claim set forth in an Indemnification Demand by delivering written notice to Parent of the Shareholders’ Representative’s objection (an “Indemnification Dispute Notice”). Such Indemnification Dispute Notice will describe the grounds (to the extent known) for such objection in reasonable detail. If the Shareholders’ Representative fail to deliver an Indemnification Dispute Notice to the Indemnified Party within thirty (30) days following receipt of an Indemnification Demand from a Indemnified Party that it disputes the indemnity claimed therein, the indemnity claim set forth in the Indemnification Demand shall be conclusively deemed a liability to be indemnified under this Article VIII, and such Indemnified Party shall, subject to the limitations contained in this Article VIII, be indemnified for the amount of the Losses stated in such Indemnification Demand on demand. If an Indemnification Dispute Notice is delivered, the parties shall thereafter comply with the following dispute resolution provisions:
(i)    The Shareholders’ Representative and the Indemnified Party shall attempt to resolve such dispute promptly by negotiation in good faith. Each such party shall give the other party involved written notice of any dispute not so resolved within ten (10) days following delivery of an Indemnification Dispute Notice. Within five (5) days following delivery of such notice, the party receiving notice shall submit to the other a written response thereto. The notice and response shall include the name and title of the Person who will represent the Indemnified Party and any other Person who will accompany that Person, in the case of the Indemnified Party, or the name of the agent, if other than Shareholders’ Representative, who will represent the Company Equityholders and any other Person who will accompany that agent, in the case of the Shareholders’ Representative.
(ii)    Within ten (10) days following delivery of the notice pursuant to Section 8.7(b)(i), the designated officer of the Indemnified Party and the Shareholders’ Representative or other designated agent of the Company Equityholders shall meet at a mutually agreed time and place, and thereafter, as often as they reasonably deem necessary, to attempt to resolve the dispute. All negotiations conducted pursuant to this Section 8.7(b) (and any of the parties’ submissions in contemplation thereof) shall be kept confidential by the parties.
(c)    In the event the Shareholders’ Representative and the Indemnified Party are unable to resolve any dispute identified in an Indemnification Dispute Notice in accordance with provisions (i) and (ii) of this Section 8.7(b) within thirty (30) days after delivery of any Indemnification Dispute Notice, either the Indemnified Party or the Shareholders’ Representative may seek to resolve the matter through litigation brought in accordance with Section 10.8.
8.8    No Circular Recovery. After the Closing, and except as provided for in Section 6.14, and other than with respect to fraud, intentional misrepresentation or willful misconduct on the part of Parent or the Surviving Corporation, the Company Equityholders shall not have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Corporation, or any of their directors, officers or employees, for any breach of any representation, warranty, covenant or agreement of the Company.
8.9    Determination of Indemnifiable Losses. For the purpose of determining the amount of the Losses resulting from a breach or inaccuracy of a representation or warranty (but not for the purpose of determining the existence of such breach or inaccuracy), any “material,” “materiality” or “Material Adverse Effect” qualifiers or words of similar import contained in such representation or warranty giving rise to the claim of indemnity hereunder shall in each case be disregarded and without effect (as if such standard or qualification were deleted from such representation or warranty).
8.10    Tax Consequences of Indemnification Payments.  Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the purchase price for all Tax purposes, the parties shall file their respective Tax Returns accordingly and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.
ARTICLE IX.
TERMINATION, AMENDMENT AND WAIVER
9.1    Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by duly authorized action by the terminating party:

(a)    by duly authorized mutual written consent of the Boards of Directors of Parent and the Company;
(b)    by either the Company or Parent if the Merger shall not have been consummated by October 31, 2017 (the “End Date”); provided, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act (including the failure to act in compliance with Section 6.4) has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(c)    by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of (i) permanently restraining, enjoining or otherwise prohibiting the Merger, (ii) prohibiting Parent’s or the Company’s ownership or operation of any portion of the business of the Company, or (iii) compelling Parent or any of its Affiliates or the Company to dispose of or hold separate, as a result of the Merger, any portion of the business or assets of Parent or any of its Affiliates or the Company, which order, decree, ruling or other action is final and nonappealable;
(d)    by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that the Company may not terminate this Agreement under this Section 9.1(d) prior to the later of the End Date and thirty (30) days following the receipt of written notice by Parent from the Company of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if the Company is in material breach of this Agreement or if such breach by Parent is cured so that such conditions would then be satisfied);
(e)    by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that Parent may not terminate this Agreement under this Section 9.1(e) prior to the later of the End Date and thirty (30) days following the receipt of written notice by the Company from Parent of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if Parent is in material breach of this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied); or
9.2    Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto (taking into consideration any cure periods provided in Section 9.1). In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 6.2(a), this

Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party to this Agreement from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
9.3    Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors (“Transaction Expenses”), shall be paid by the party incurring such expenses whether or not the Merger is consummated. For the avoidance of doubt, the cost of an audit of the Surviving Corporation’s financial statements relating to any period prior to the Closing Date, if any, shall be paid by the Parent.
9.4    Amendment. Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action duly authorized by the parties, at any time before or after approval and adoption of this Agreement by the shareholders of the Company, provided that no amendment shall be made which requires further approval by the shareholders of the Company without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub, Shareholders’ Representative and the Company.
9.5    Extension; Waiver. At any time prior to the Effective Time either party hereto, by action duly authorized by such party, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X.
GENERAL PROVISIONS
10.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by e-mail, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service; provided that with respect to notices delivered to the Shareholders’ Representative, such notices shall be delivered solely via e-mail or facsimile. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)    if to Parent or Merger Sub, to:
Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite 110
San Diego, CA 92121
Attention: Charles S. Berkman
Telephone: (858) 550-7835
E-mail: cberkman@ligand.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, CA 92130
Attention: Scott N. Wolfe, Esq. and Anthony Gostanian, Esq.
Telephone No.: (858) 523-5400
E-mail: Scott.Wolfe@lw.com; Anthony.Gostanian@lw.com

(b)    if to the Company, to:
Crystal Bioscience, Inc.
5980 Horton St #405
Emeryville, CA 94608
Attention: Robert Etches
Telephone: (510) 250-7798
E-mail: robetches@crystalbioscience.com

with a copy (which shall not constitute notice) to:
VLP Law Group LLP
555 Bryant Street, Suite 820
Palo Alto, CA 94301
Attention: Timothy R. Bowers, Esq.
Telephone: (415) 604-4343
E-mail: tbowers@vlplawgroup.com

(c)    if to the Shareholders’ Representative, to:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No.: (303) 648-4085

10.2    Interpretation; Knowledge.
(a)    When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. For purposes of this Agreement; (i) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date of this Agreement; (iv) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; (viii) words importing the masculine gender include the feminine or neuter and, in each case, vice versa; and (ix) references to a law or Legal Requirement include any amendment or modification to such law or Legal Requirement and any rules or regulations issued thereunder, if such amendment or modification, or such rule or regulation is effective, on or before the date on which the compliance with such law or Legal Requirement is at issue. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. An exception or disclosure made in the Company Disclosure Letter with regard to a representation of the Company in any section or subsection of the Company Disclosure Letter shall qualify only the corresponding section or subsection of Article III.
10.3    Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
10.4    Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, the Escrow Agreement and the certificates delivered by the Company in connection herewith (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder and no Person is or shall be deemed to be a third party beneficiary hereunder.
10.5    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.6    Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in the state courts in the State of California (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the United States District Court for the Southern District of California, located in the City of San Diego), this being in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.
10.7    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
10.8    Consent to Jurisdiction. Except with respect to the disputes contemplated in Section 2.12(d)(ii) and subject to the provisions of Section 2.9(e), the parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Southern District of California, in each case located in the City of San Diego, for the purpose of any Action arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of California or the United States District Court for the Southern District of California in each case located in the City of San Diego, (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.
10.9    Waiver of Jury Trial. Each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement, the Escrow Agreement or the Transactions contemplated hereby and thereby.
10.10    Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
10.11    Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 10.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent may sell, transfer or assign its rights under this Agreement to any third party, as part of a sale or transfer of substantially all of Parent’s assets or of the assets of the Surviving Corporation; provided that such third party agrees in writing to be bound by the terms and conditions of this Agreement.
10.12    No Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.
10.13    Waiver of Conflicts. Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, stockholders, partners, officers, employees and Affiliates that the Company, and not any of the individual Company Equityholders, is the client of VLP Law Group LLP and Spiegelman Life Sciences PC (collectively, the “Firms”). After the Closing, it is possible that either or both of the Firms will represent the Company Equityholders, the Shareholders’ Representative, the Advisory Committee and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, the Escrow Fund and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Parent and the Company hereby agree that the Firms (or any successors) may represent the Seller Group (and/or any subset thereof) after the Closing in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Escrow Fund and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. After the Closing, the Firms (or any successors) may serve as counsel to all or a portion of the Seller Group or any director, stockholder, partner, officer, employee, representative or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Each of the parties hereto consents thereto, and waives any conflict of interest arising from such representation.
*****

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.
LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ John Higgins
Name: John Higgins
Title: Chief Executive Officer

EAGLE ACQUISITION, INC.

By: /s/ John Higgins
Name: John Higgins
Title: Chief Executive Officer

CRYSTAL BIOSCIENCE, INC.

By: /s/ Robert Etches
Name: Robert Etches
Title: President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Shareholders’ Representative

By: /s/ Sam Riffe
Name: Sam Riffe
Title: Executive Director